UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

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MELLANOX TECHNOLOGIES, LTD.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE AND OPPORTUNITY S LLC

STARBOARD VALUE AND OPPORTUNITY C LP

STARBOARD VALUE R LP

STARBOARD VALUE R GP LLC

STARBOARD LEADERS PAPA LLC

STARBOARD LEADERS FUND LP

STARBOARD VALUE A LP

STARBOARD VALUE A GP LLC

STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

JEFFREY C. SMITH

MARK R. MITCHELL

PETER A. FELD

MARY B. CRANSTON

JONATHAN KHAZAM

THOMAS LACEY

EFRAT MAKOV

JON A. OLSON

JORGE L. TITINGER

GREGORY WATERS

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

June [__], 2018

Dear Fellow Mellanox Shareholders:

Starboard Value and Opportunity Master Fund Ltd and the other participants in this solicitation (collectively, “Starboard” or “we”) beneficially own a total of 5,472,086 shares, or approximately 10.5%, of the outstanding ordinary shares (the “Shares”), of Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Mellanox” or the “Company”), making us the Company’s largest shareholder. We have nominated a slate of eight highly-qualified director candidates for election to the Company’s Board of Directors (the “Board”) at Mellanox’s upcoming 2018 Annual General Meeting of Shareholders (the “Annual Meeting”).

While we believe Mellanox is a great company with a market leading technology portfolio and product set, it remains undervalued with opportunities to unlock significant value within the control of management and the Board. We believe that substantial change is required on the Board in order to provide renewed accountability to shareholders and the objectivity and perspective to make difficult decisions without the burden of attachment to past practices. Only with these changes do we believe Mellanox can truly become a leader in the industry across technology innovation, operating performance, and financial performance.

Starboard has a long and successful history of investing in underperforming companies in the semiconductor industry in the U.S. and Israel and helping these companies to drive significant operational, financial, and strategic improvements. Over the past decade, we have been involved in a number of highly successful operational turnarounds, as well as several strategic transactions.

We have serious concerns with the long-term underperformance at Mellanox prior to our involvement. This period of underperformance has been characterized by overspending in research and development and selling, general, and administrative expenses, coupled with stagnant revenue. Together, these issues caused a significant deterioration in shareholder value prior to our involvement. In the five years prior to Starboard’s initial Schedule 13D filing with the Securities and Exchange Commission (the “SEC”) on November 20, 2017 disclosing our substantial ownership position, Mellanox underperformed its peer group and the Philadelphia Stock Exchange Semiconductor (SOX) Index by 470% and 300%, respectively1. Since we filed our Schedule 13D, Mellanox has dramatically outperformed its peers and has outperformed the SOX index by more than 60%1, which we believe is largely a reflection of investor enthusiasm for potential changes as a result of our involvement and reactionary commitments by management to improve profitability and execution.

Our goal is to create value for the benefit of all shareholders. We believe a critical step towards achieving this objective is to improve the Board with director candidates who have appropriate and relevant skill sets, as well as the shared objective of enhancing value for the benefit of all Mellanox shareholders and restoring accountability at the Company. The individuals we have nominated are highly-qualified, extraordinarily capable, and ready to serve shareholders to help make Mellanox a stronger, more profitable, and, ultimately, more valuable company.

1Source: Capital IQ. Prices adjusted for dividends. Direct Peer Group includes IPHI, CAVM, MSCC, AVGO, IDTI, MRVL, MCHP, MTSI, SWKS.

Our selection of these eight carefully vetted nominees is the culmination of an intensive process that included the retention of an executive search firm and the evaluation of more than 100 qualified potential candidates. When evaluating potential director candidates, we looked to craft a slate of directors who have a diverse set of skills and backgrounds that, in aggregate, provide the expertise needed at Mellanox. As you can see from the detailed biographies included below, this group of extremely impressive director candidates has backgrounds spanning operations, finance, engineering, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance. They have substantial and highly successful experience in the semiconductor, technology, networking, and high-performance computing industries. Collectively, they have decades of experience as CEOs, CFOs, COOs, senior executives, and directors of well-performing technology companies in the United States, Israel, and around the world.

We believe each and all of these nominees would serve the best interest of shareholders. While we strongly recommend the election of all of our nominees, the universal proxy cards that will be in effect at the Annual Meeting will allow shareholders to support the election of some or all of our nominees in combination with some or all of the Company’s nominees.

Mary Cranston

▪	Ms. Cranston currently serves as a director of Visa, Inc. (V), The Chemours Company (CC), and MyoKardia, Inc (MYOK). She also previously served as a director of International Rectifier (IRF) until its sale to Infineon Technologies AG in 2015 and Juniper Networks (JNPR).
▪	Ms. Cranston was the Chair and CEO of Pillsbury Winthrop Shaw Pittman LLP, a Global 100 international law firm, from 1999 to 2006.
▪	Ms. Cranston received the Margaret Brent Award, the ABA's highest award for lifetime achievement to a woman lawyer, and was chosen as one of the 100 most influential lawyers in the U.S. by the National Law Journal.
▪	Ms. Cranston is well-qualified to serve on the Board of Mellanox given her extensive leadership experience, including as CEO and Chair at Pillsbury, where she gained a broad understanding of the business and regulation of the financial services industry as well as the management of a global enterprise, together with her significant experience as a director of both public and private companies, including those in the semiconductor and networking industries.

Peter Feld

▪	Mr. Feld is a Managing Member and Head of Research of Starboard Value LP. Prior to founding Starboard, he was a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.
▪	Since 2016, Mr. Feld has served as a member of the Board of Marvell Technology Group (MRVL), a leader in storage, networking, and connectivity semiconductor solutions, and has helped lead Marvell through a significant operational turnaround.
▪	From 2012 to 2014, Mr. Feld served as a member of the Board of Integrated Device Technologies (IDTI), an analog and digital semiconductor company, where he helped lead the company through a turnaround that has produced long-term improvements in revenue growth and profitability.
▪	Mr. Feld recently served as a director of The Brink’s Company (BCO), a global leader in security-related services, and Insperity (NSP), an industry-leading HR services provider, helping lead both companies through operational transformations.
▪	Previously, Mr. Feld served as a director of Darden Restaurants (DRI), Tessera Technologies (formerly TSRA), Unwired Planet (formerly UPIP), and SeaChange International (SEAC).
▪	Mr. Feld’s extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable asset to the Board of Mellanox.
▪

Starboard acknowledges the potential conflict of serving concurrently on the boards of Mellanox and Marvell. Mr. Feld has chosen not run for reelection to the board of Marvell, and will therefore cease to be a director of Marvell as of Marvell’s annual meeting on June 28, 2018.

Jonathan Khazam

▪	Mr. Khazam is currently Executive Vice President of Products at Graphcore, a venture-backed start-up developing high-performance hardware accelerators for machine learning.
▪	Mr. Khazam previously led Intel’s (INTC) Graphics operations as General Manager of the Visual and Parallel Computing Group from 2010 to 2016. In this role, he led a global organization responsible for the development of Intel’s graphics and oversaw the expansion of Intel’s integrated graphics roadmap.
▪	Prior to that, Mr. Khazam held a number of executive roles at Intel spanning microprocessors, graphics, and software, including as VP and General Manager of the Manageability and Middleware Division, as well as VP and General Manager of Intel Software Development Products.
▪	Mr. Khazam previously served on the board of directors of Integrated Silicon Solution (ISSI), a global fabless semiconductor company, from 2008 until the company was sold in 2015.
▪	Mr. Khazam’s more than 25 years of technology leadership experience, including as a senior executive at Intel, and proven track record of bringing new technology products to market, driving business growth, and inspiring globally distributed teams, well qualifies him to serve as a director of Mellanox.

Thomas Lacey

▪	Mr. Lacey served as CEO of Tessera Technologies, later known as Xperi (TSRA/XPER), which focuses on licensing semiconductor and other intellectual property, from 2013 to 2017. He led the Company through a substantial operational turnaround.
▪	Mr. Lacey formerly served as President of Flextronics (FLEX) International's Components Division from 2006 to 2007.
▪	Previously, Mr. Lacey held various senior executive positions at Intel (INTC), including President of Intel Americas and Vice President, Sales and Marketing.
▪	Mr. Lacey currently serves on the board of directors of DSP Group (DSPG), a leading Israel-based provider of wireless chipset solutions for converged communications.
▪	Mr. Lacey previously served on the board of directors of International Rectifier (IRF), a leader in power management semiconductor technology, from 2008 until it was acquired by Infineon Technologies AG in 2015. He also previously served on the boards of Tessera/Xperi, Phoenix Technologies (PTEC), International Display Works (IDWK), and Components Direct.
▪	Mr. Lacey's extensive experience as a senior executive and director of public companies in both the United States and Israel, including in the semiconductor and electronic manufacturing services industries, will enable him to provide valuable contributions to the Mellanox Board.

Efrat Makov

▪	Ms. Makov served as the CFO of Alvarion (ALVR), an Israeli-based global provider of autonomous Wi-Fi networks, from 2007 to 2010.
▪	Ms. Makov previously served as CFO of Aladdin Knowledge Systems (ALDN), an Israeli-based information security leader specializing in authentication, software DRM, and content security, from 2005 to 2007.
▪	Formerly, Ms. Makov served as Vice President of Finance at Check Point Software Technologies (CHKP), an Israeli-based worldwide leader in IT security, from 2002 to 2005.
▪	Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov is an Israel and U.S. Certified Public Accountant.
▪	Ms. Makov currently serves as a director of BioLight Life Sciences Ltd (TASE: BOLT).
▪	Ms. Makov’s extensive leadership experience, including as a senior executive at several publicly-traded technology companies, together with her extensive expertise in both U.S. and Israeli accounting, well qualifies her to serve as a member of the Board of Mellanox.

Jon Olson

▪	Mr. Olson served as the Chief Financial Officer of Xilinx (XLNX), a leading provider of programmable semiconductor platforms, from 2005 until his retirement in 2016.
▪	During his tenure at Xilinx, Mr. Olson helped drive improved gross margins, corporate profitability, and increased return of cash to shareholders, and was voted CFO of the year by the Silicon Valley Business Journal in 2010.
▪	Prior to joining Xilinx, Mr. Olson spent more than 25 years at Intel (INTC), serving in a variety of positions, including as Vice President, Finance and Enterprise Services, and Director of Finance.
▪	Mr. Olson previously served as a member of the Board of InvenSense, Inc. (INVN), a leading provider of MEMS sensor platforms, from 2011 until it was acquired by TDK Corporation in 2017.
▪	Mr. Olson’s more than 30 years of experience in senior roles of financial responsibility in the semiconductor industry, including as CFO of Xilinx, together with his track record of growing profitable businesses and his experience at various semiconductor and technology companies, well qualifies him to serve as a director of Mellanox.

Jorge Titinger

▪	Mr. Titinger served as the President and CEO of Silicon Graphics International (SGI), a global leader in high performance computing, from 2012 until its acquisition by Hewlett Packard Enterprise in 2016.
▪	From 2008 to 2011, Mr. Titinger held multiple senior executive positions at Verigy (VRGY), a leading provider of advanced automated test systems and solutions to the semiconductor industry, including as President and CEO until the Company’s sale to Advantest.
▪	Previously, Mr. Titinger held senior management positions at KLA-Tencor (KLAC), a leading supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries.
▪	Mr. Titinger currently serves as a director of Xcerra (XCRA), CalAmp (CAMP), and Hercules Capital (HTGC).
▪	Mr. Titinger also currently serves as a director or advisory board member to several non-profit organizations, including the Hispanic Foundation of Silicon Valley (Chairman), the Hispanic IT Executive Council, Stanford Children’s Hospital, and the Silicon Valley Education Foundation.
▪	Mr. Titinger’s more than 30 years of leadership experience, including as a senior executive and director of publicly held semiconductor and high performance computing companies, together with his extensive entrepreneurial experience, will make him a valuable addition to the Board of Mellanox.

Gregory Waters

▪	Mr. Waters has served as President & CEO of Integrated Device Technology (IDTI) since 2014 and has led the Company through a significant operational transformation.
▪	Previously, Mr. Waters served as an executive at Skyworks Solutions (SWKS), most recently as EVP & General Manager of Front-End Solutions, where he led the company’s wireless businesses to a decisive industry leadership position.
▪	Prior to his tenure at Skyworks, Mr. Waters served as an executive at Agere Systems and in a variety of management positions at Texas Instruments (TXN).
▪	Mr. Waters currently serves on the board of the Semiconductor Industry Association (SIA).
▪	Mr. Waters’ technological expertise and extensive senior management experience in the semiconductor industry, including as the CEO, President and a director of Integrated Device Technology, makes him well-qualified to serve on the Board of Mellanox.

We are mindful that replacing a substantial portion or a majority of an incumbent board of directors represents an extraordinary step, and we take that responsibility very seriously. In the recent past, we have had tremendous success in similar situations that resulted in a change in a majority of a board. These situations include Tessera Technologies (“Tessera”), Darden Restaurants (“Darden”), and Marvell Technology Group (“Marvell”).

At Tessera, Starboard replaced a majority of the board in May 2013 through a settlement agreement. Following this change, under the leadership of the new board and management team, Tessera underwent an operational transformation that resulted in significantly lower operating expenses and a return to revenue growth. Combined with a significant return of capital to shareholders, these changes led to tremendous value creation for Tessera shareholders.

At Darden, shareholders voted to replace the entire board of directors with twelve new board members nominated by Starboard. This new board, along with the new management team, subsequently implemented and oversaw a highly successful turnaround that repositioned Darden and unlocked tremendous shareholder value through a combination of accelerated organic revenue growth, improved margins and cash flow generation, and the separation of non-core assets.

In the case of Marvell, Starboard was instrumental in creating a majority change in the composition of the board of directors, following which the new board hired a new management team and oversaw an incredibly successful turnaround that focused on improving organic revenue growth and operating profit while reducing operating expenditures. Since the time Marvell reached a settlement with Starboard in April 2016, revenue growth, gross margins, and operating margins have all improved substantially, which has led to significant shareholder value creation.

In each of these situations, no more than two direct representatives of Starboard were added to the board, and the vast majority of the board was comprised of truly independent directors who shared a common goal of driving significant value creation at each of these companies.

As with each of Tessera, Darden, and Marvell, we currently view Mellanox as having the potential to achieve tremendous improvement in financial, operational, and share-price performance under the guidance of a newly constituted and highly-esteemed Board committed to serving the best interests of all shareholders.

We look forward to sharing our detailed views on, and comprehensive plans for, Mellanox and look forward to engaging with you as we approach the Annual Meeting.

We note that the Company appointed two new Board members on February 20, 2018, following the delivery of our nominations and the closing of the period for shareholder nominations. We question the decision by the current Board to increase its membership subsequent to a proxy contest having been initiated and the deadline for shareholder nominations having expired. We had previously indicated that in the event all nine of our initial nominees were elected to serve on the Board, we would consider adding back two of the existing incumbent directors, subject to their willingness to serve. As the Company has now indicated its intention to nominate eleven (11) directors for election at the Annual Meeting, and we have nominated only eight (8) director candidates, at least three (3) incumbent directors will be elected to the Board at the 2018 Annual Meeting. Since Starboard and Mellanox will each be using a universal proxy card for voting on the election of directors at the 2018 Annual Meeting, which will include the names of all nominees for election to the Board, shareholders will have the ability to vote for up to eleven (11) nominees on Starboard’s enclosed BLUE proxy card. Therefore, any shareholder who wishes to vote for three (3) Company nominees in addition to Starboard’s eight (8) nominees may do so on Starboard’s BLUE proxy card. Shareholders are permitted to vote for less than eleven (11) nominees on the BLUE proxy card. We believe that the best opportunity for all eight (8) of Starboard’s nominees to be elected is by voting on the BLUE proxy card only for Starboard’s eight (8) nominees. Starboard therefore urges shareholders using our BLUE proxy card to vote “FOR” all eight (8) of Starboard’s nominees and not to vote for any of the Company’s nominees.

Starboard reserves the right to vote our Starboard shares for certain of the Company’s director nominees and our director nominees as we see fit, in our sole discretion, in order to seek to achieve a Board composition that we believe is in the best interest of all shareholders.

The upcoming election is a critical opportunity to ensure that we, as shareholders, select the best possible Board to drive the level of change necessary to ensure that performance continues to improve and long-term value is created at Mellanox.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about June [__], 2018.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Peter A. Feld

Peter A. Feld
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Starboard’s proxy materials,

please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036 U.S.A.

+ 1 (212) 297-0720 (Main)

+ 1 (888) 785-6707 (Toll-Free)

Email: mellanoxinfo@okapipartners.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2018

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
MELLANOX TECHNOLOGIES, LTD.
_________________________

PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Starboard Value LP (“Starboard Value LP”), Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value R LP (“Starboard R LP”), Starboard Value R GP LLC (“Starboard R GP”), Starboard Leaders Papa LLC (“Starboard Papa LLC”), Starboard Leaders Fund LP (“Starboard Leaders Fund”), Starboard Value A LP (“Starboard A LP”), Starboard Value A GP LLC (“Starboard A GP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld (collectively, “Starboard” or “we”) are significant shareholders of Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Mellanox” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 10.5% of the ordinary shares, nominal value NIS 0.0175 per share (the “Shares”), of the Company.

We are seeking to elect eight (8) director candidates to the Company’s Board of Directors (the “Board”) because we believe that the Board must be reconstituted to ensure that the interests of the shareholders are appropriately represented in the boardroom. We have nominated a slate of director candidates who collectively possess decades of experience as senior executives and directors at well-performing technology companies across the world and highly relevant expertise and skill sets. If elected, these directors will bring fresh perspectives, talented leadership, accountability, and responsible oversight to the Board. We are seeking your support at the Company’s 2018 Annual General Meeting of Shareholders, scheduled to be held at the offices of Mellanox, located at 8B Habarzel Street, Tel Aviv, Israel 6971012, on July 25, 2018 at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Starboard’s director nominees, Mary B. Cranston, Peter A. Feld, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters (each a “Nominee” and, collectively, the “Nominees”), to hold office until the 2019 Annual General Meeting of Shareholders (the “2019 Annual Meeting”) and until their respective successors have been elected and have qualified, or until their earlier death, resignation or removal;
2.	To approve the 2018 performance-based cash incentive award to Eyal Waldman, the Company’s CEO, which will be tied to the Company’s achievement of pre-established revenue and earnings per share objectives for fiscal 2018 and which will be measured and paid, if earned, in 2019;
3.	To approve the grant to Mr. Waldman of 36,000 restricted share units and 36,000 performance share units, which number can be increased to up to 63,000 shares for over achievement of performance objectives under the Third Amended and Restated Global Share Incentive Plan (2006) (the “Third Restated Plan”), if approved by the Company’s shareholders;
4.	To conduct an advisory vote to approve the compensation of the Company’s named executive officers;
5.	To approve the Third Restated Plan, making certain changes to the terms of the Second Amended and Restated Global Share Incentive Plan (2006) (the “Second Restated Plan”) and to increase the number of ordinary shares reserved for issuance under the plan by an additional 2,077,000 shares to 4,467,000 shares;
6.	To approve cash compensation in the amount of $7,520.55 and the vesting of an additional 700 restricted share units previously granted to each of the Company’s directors Steve Sanghi and Umesh Padval, as compensation for their services as directors during the period beginning on May 25, 2018 through the date prior to the Annual Meeting, July 24, 2018;
7.	To appoint Kost Forer Gabbay & Kasierer, the Israel-based member of Ernst & Young Global (“EY Israel”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and to authorize the Company’s audit committee to determine the Company’s accounting firm’s fiscal 2017 remuneration in accordance with the volume and nature of their services; and

8.	To transact any other business as may properly come before the meeting, including being provided management’s report on the Company’s business for the year ended December 31, 2017, or any adjournment or postponement of the meeting.

Starboard and Mellanox will each be using a universal proxy card for voting on the election of directors at the 2018 Annual Meeting, which will include the names of all nominees for election to the Board. Therefore, even though Starboard is only seeking the election of eight (8) Nominees, shareholders will have the ability to vote for up to eleven (11) nominees on Starboard’s enclosed BLUE proxy card. There will be no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

As of the date hereof, the members of Starboard, its advisors and the Nominees collectively beneficially own 5,472,086 Shares (the “Starboard Group Shares”). Starboard parties beneficially own 5,466,621 Shares (the “Starboard Shares”). While we currently intend to vote all of the Starboard Shares FOR the election of Starboard’s Nominees, we reserve the right to vote the Starboard Shares, up to and at the Annual Meeting, for certain Company nominees and Starboard Nominees, as we see fit, in our sole discretion, in order to seek to achieve a Board composition that we believe is in the best interest of all shareholders.

Since Mellanox has nominated eleven (11) directors for election at the Annual Meeting, and we have nominated only eight (8) director candidates, at least three (3) incumbent directors will be elected to the Board at the Annual Meeting. We may vote some or all of the Starboard Shares for certain of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the Starboard Shares we could help elect the Company nominees who we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. If we decide to vote some or all of the Starboard Shares for some of the Company’s director nominees prior to the date of the Annual Meeting, we will file a statement on Schedule 14A on the same day such determination is made in order to notify shareholders accordingly.  Shareholders should understand, however, that all Shares represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting. Shareholders are permitted to vote for less than eleven (11) nominees on the BLUE proxy card. We believe that the best opportunity for all eight (8) of Starboard’s Nominees to be elected is by voting on the BLUE proxy card only for Starboard’s eight (8) Nominees. Starboard therefore urges shareholders using our BLUE proxy card to vote “FOR” all eight (8) of Starboard’s Nominees and not to vote for any of the Company’s nominees.

Starboard is not endorsing any of the Company’s nominees at this time. Starboard urges you NOT to sign or return the white proxy card sent to you by Mellanox and to disregard any white proxy card and proxy solicitation materials that may be sent to you by Mellanox. Starboard urges that you vote “FOR” ALL of the Starboard Nominees using the enclosed BLUE proxy card and that you NOT vote for any of the Company’s director nominees.

2

The information contained in this Proxy Statement regarding the Company’s director nominees is based on information provided by the Company to Starboard as specified in Items 4(b) and 5(b) of Schedule 14A promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to each of the Company’s nominees as a participant in the solicitation of proxies by Starboard and the information specified in Items 7(a), (b) and (c) of Schedule 14A, with respect to each of the Company’s director nominees. On June 1, 2018, Starboard received certain information and consents from each Company director nominee (i) to be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in the Annual Meeting and (ii) to the disclosure and use by the Company of such information. We have not verified the accuracy of such information.

The Company has set the close of business on June 25, 2018, as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085 U.S.A. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement, as of May 1, 2018, there were 52,197,905 Shares outstanding.

Shareholders may listen to the Annual Meeting via teleconference by dialing the toll-free U.S. telephone number 877-888-4312, the international telephone number 785-424-1876 or the toll-free Israeli telephone number 180-925-6145 at least 15 minutes prior to the start of the meeting and referencing the conference ID number MLNX0725.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to shareholders on or about June [__], 2018.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Please do NOT return any white proxy card or voting instruction form you may receive from the Company or otherwise authorize any proxy other than pursuant to a BLUE proxy card or voting instruction form to vote your shares at the Annual Meeting, even as a protest vote against the current Board or management.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at
______________________

[URL TO BE ADDED]

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IMPORTANT

Your vote is important, no matter how few Shares you own. Starboard urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.
•	If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf for any non-routine business without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company, even as a protest vote against the current Board or management. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

OKAPI PARTNERS LLC
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New York, N.Y. 10036 U.S.A.

+ 1 (212) 297-0720 (Main)

+ 1 (888) 785-6707 (Toll-Free)

Email: mellanoxinfo@okapipartners.com

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Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•	On November 20, 2017, Starboard filed a Schedule 13D with the SEC (the “Schedule 13D”) disclosing a 9.8% beneficial ownership position in Mellanox. In the Schedule 13D, Starboard stated, among other things, that it invested in the Company based on Starboard’s belief that Mellanox is deeply undervalued and represents an attractive investment opportunity, and that opportunities exist within the control of management and the Board to take actions that would create significant value for the benefit of all shareholders. Starboard further stated that it had conducted extensive research on Mellanox as part of its coverage of the semiconductor industry and noted the growing disparity between the Company’s margins, growth, and share price performance compared to its peer group. Starboard also expressed its belief in the Schedule 13D that tremendous value can be created at Mellanox through operational improvements or other strategic alternatives.
•	Also, on November 20, 2017, following the close of business, Peter Feld of Starboard sent an e-mail to Eyal Waldman, the Company’s CEO. In his message, Mr. Feld introduced Starboard and included a private letter with accompanying slides for distribution to the Board. In addition, Starboard requested a time to speak with Mr. Waldman.
•	On November 28, 2017, representatives of Starboard had a telephone discussion with certain members of management, including Mr. Shulman, the Company’s CFO at the time, and Mr. Waldman, to gain a better understanding of Mellanox and management’s strategy.
•	On December 6, 2017, representatives of Starboard met with Mr. Waldman and Mr. Irwin Federman, Chairman of the Board, at a restaurant in Menlo Park, California to discuss Starboard’s views on the Company and opportunities to improve operating and financial performance.
•	On December 7, 2017, at the Barclays Global Technology, Media and Telecommunications Conference in San Francisco, California, Mr. Waldman announced the Company’s new financial targets for 2018, the first time that the Company had ever provided annual guidance.
•	On December 12, 2017, representatives of Starboard met with Messrs. Waldman and Shulman at Starboard’s offices in New York to further discuss the business, Starboard’s views, and the Company’s 2018 outlook.
•	On December 15, 2017, representatives of Starboard had a telephone discussion with Mr. Federman and Ms. Amal Johnson, Chair of the Compensation Committee, to discuss Starboard’s views on the Board and opportunities to create value at Mellanox, and Mr. Federman and Ms. Johnson provided Starboard with feedback regarding Starboard’s private letter to the Company and their previous meetings and discussions. Mr. Federman and Ms. Johnson further stated that they had received positive feedback on Starboard through mutual contacts in the semiconductor industry, and were open to working with Starboard, provided that Starboard agreed to support the Company’s current strategy and executive leadership.
•	On December 18, 2017, representatives of Starboard had a telephone discussion with Mr. Waldman to discuss the engagement with Starboard to date, the opportunity for margin expansion, and the potential to meet at the Company’s headquarters in Israel.
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•	On January 8, 2018, Starboard issued a press release announcing that it had delivered an open letter and accompanying supplemental slides to Mr. Waldman and the Board, which were made public. The letter highlighted the Company’s history of poor financial, operational, and share price performance and Starboard’s views on the significant opportunities for value creation at Mellanox in 2018 and beyond.
•	On January 9, 2018, Mellanox announced that it would shut down its 1550nm Silicon Photonics development project. This business was acquired as part of the $82 million acquisition of Kotura, Inc. in 2013. It generated no revenue, was not expected to generate revenue in 2018, and was losing $26-28 million in annual non-GAAP operating expenses, according Mellanox’s press release.
•	On January 15, 2018, representatives of Starboard met with Mr. Waldman and several members of Mellanox’s management team at the Company’s headquarters in Yokneam, Israel. During the meetings, the parties discussed the opportunities for improved operational execution at Mellanox, listened to the perspective of members of the executive team, and toured the facilities.
•	Later on January 15, 2018, representatives of Starboard attended a dinner in Tel Aviv, Israel, which included Mr. Waldman, Mr. Shai Cohen, director, co-founder, and former Chief Operating Officer of Mellanox, and Messrs. David Perlmutter and Dov Bharav, the two Israel-based independent directors of Mellanox, as well as certain members of the Company’s management, including Mr. Michael Kagan, co-founder and Chief Technology Officer. At the dinner, Starboard and the Company representatives discussed the Board’s perspective on Mellanox, its outlook, and the engagement with Starboard to date.
•	On January 17, 2018, Mr. Feld left voicemail messages for and sent emails to Mr. Waldman and Mr. Federman to inform them that Starboard intended to nominate directors for election at the Annual Meeting.
•	Later on January 17, 2018, Starboard delivered a letter to Mellanox’s Corporate Secretary (the “Nomination Letter”) nominating Mary B. Cranston, Peter A. Feld, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jeffrey C. Smith, Jorge L. Titinger, and Gregory Waters for election to the Board at the Annual Meeting. In the Nomination Letter, Starboard stated its belief that the terms of all nine (9) directors then serving on the Board expire at the Annual Meeting. Depending on certain factors, including the total number of directors up for election at the Annual Meeting and the Company’s financial and operational performance, Starboard reserved the right to either withdraw certain or all of its Nominees or to nominate additional nominees for election to the Board at the Annual Meeting. Starboard also announced that, if all nine (9) of its Nominees are elected to serve on the Board, it would consider adding back two (2) of the existing incumbent directors, should they be willing to serve, to maintain continuity and local expertise on the Board.
•	Also on January 17, 2018, Starboard delivered an open letter to Mellanox shareholders stating its belief that significant change to the Board is required to address years of substantial underperformance at the Company and to drive significant value creation for the benefit of all shareholders. In the letter, Starboard expressed its disappointment that Mellanox’s targets for operating performance were set far below acceptable expectations, and that the Company had not shown an ability to meet even its own underwhelming targets. Starboard further stated that the Company’s underperformance has spanned several years, throughout which the Board has not taken sufficient steps to hold management accountable. Starboard also issued a press release on January 17, 2018 to announce its delivery of the Nomination Letter to the Company for the election of a slate of nine (9) highly qualified director candidates at the Annual Meeting.
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•	On January 19, 2018, representatives of Starboard had a telephone discussion with certain members of management, including Mr. Shulman, to discuss the Company’s earnings report. The call was arranged at Mr. Waldman’s suggestion during Starboard’s meetings with Mr. Waldman in Israel, and he was scheduled to join the call, but did not do so.
•	On February 5, 2018, Starboard issued a press release announcing that it had delivered a letter to Mr. Federman, with copies to the Board, Ms. Glenda Dorchak, Chair of the Nominating and Corporate Governance Committee and Ms. Johnson. In the letter, Starboard highlighted a troubling pattern of insider selling at Mellanox in the last ten years since it became a public company, including 373 separate insider sale transactions, compared to just a single open market insider purchase, back in 2013. Starboard further questioned the Board and management’s confidence in Mellanox in light of intensified insider selling following the Company’s recently announced annual guidance.
•	On February 20, 2018, the Board appointed two (2) new directors, Steve Sanghi, Chairman and CEO of Microchip Technology Inc. (“Microchip”), and Umesh Padval, Partner at Thomvest Ventures and a Director of Integrated Device Technology, Inc., to the Board, thereby increasing the Board’s membership from nine (9) to eleven (11) directors.

•	On February 21, 2018, Mellanox announced Mr. Shulman’s plans to step down as CFO of the Company on May 4, 2018, after announcing fiscal first quarter 2018 earnings.
•	Also, on February 21, 2018, the Company issued a press release announcing updated guidance for the first fiscal quarter of 2018 ending March 31, 2018.

•	On March 1, 2018, Microchip announced the proposed acquisition of Microsemi Corporation (“Microsemi”), a competitor of Mellanox in certain areas of the Ethernet market. Mr. Sanghi, who was appointed to the Board on February 20, 2018, is the Chairman and CEO of Microchip.
•	On March 7, 2018, Mr. Feld had a telephone discussion with Messrs. Federman and Waldman during which Mr. Feld learned for the first time of the Company’s intention to hold an extraordinary general meeting of shareholders (“EGM”) to establish plurality voting and require the use of universal proxy cards in contested elections and that the Company would be delaying its Annual Meeting by three (3) months. According to the Company’s proxy statement, the Company had been discussing the idea of holding the EGM since February 7, 2018, and the Board authorized Mellanox’s management to proceed with holding the EGM on February 14, 2018, yet had not notified Starboard of this material development or the anticipated three (3) month delay in holding the Annual Meeting.
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•	In the weeks leading up to March 7, 2018, Starboard had been preparing its preliminary proxy statement for the election of director nominees at the Annual Meeting, which was most recently held on April 25, 2017 and is generally held in late April or early-to-mid May.
•	On March 7, 2018, Starboard filed its preliminary proxy statement for the Annual Meeting with the SEC and issued a press release, including a letter to Mellanox’s shareholders, announcing the filing of Starboard’s preliminary proxy statement to seek the election of its nine (9) Nominees at the Annual Meeting and reiterating Starboard’s belief that substantial changes are needed at Mellanox in order to best position the Company for future success and long-term shareholder value creation. Starboard stated in the letter that it remains open to having discussions with the current Board and management in order to find a constructive solution.
•	Following Starboard’s preliminary proxy filing, on March 7, 2018, Mellanox filed a preliminary proxy statement with the SEC with respect to the EGM and issued a press release, including a letter to Mellanox’s shareholders, regarding the EGM.
•	On March 12, 2018, Starboard issued a press release and delivered a letter to shareholders in response to the Company’s EGM to announce that the EGM is unnecessary and designed to improperly delay the Annual Meeting. Starboard highlighted in the letter that Mellanox has disclosed its intention not to hold the Annual Meeting until July 25, 2018, which is the last possible day permitted to hold the Annual Meeting under Israeli law, and a full three (3) months later than the expected meeting date of April 25th. Starboard also proposed a solution for implementing both a universal proxy card and plurality voting for the election of directors at the Annual Meeting without an unnecessary three (3) month delay in holding the Annual Meeting.
•	On March 12, 2018, Starboard’s counsel delivered a letter to Mellanox’s general counsel highlighting that Starboard does not object to the proposed voting changes, but rather is highly concerned with the unilateral manner in which the Company proposed the voting changes without consulting with Starboard, especially when other alternatives were available that would not create a three (3) month delay in holding the Annual Meeting. In the letter, Starboard’s counsel set forth in detail a framework whereby Starboard and Mellanox could work together to permit both a universal proxy card and plurality voting to be implemented and applicable for the election of directors at the Annual Meeting without the unnecessary and material delay in holding the Annual Meeting.
•	On March 12, 2018, Mellanox issued a press release including a letter to its shareholders in which, among other things, it set forth its purported reasons for holding the EGM and delaying the Annual Meeting.
•	On March 13, 2018, a representative of Credit Suisse had a telephone discussion with Mr. Feld and listened to his perspective on Mellanox’s performance and the proposed Extraordinary General Meeting. Mr. Feld reiterated that Mellanox is in need of a truly independent Board to hold management accountable and to make crucial decisions when overseeing personnel changes.
•	On March 15, 2018, Mellanox’s counsel delivered a letter to Starboard’s counsel that conveyed the Company’s decision not to engage in discussions regarding Starboard’s proposed framework to enact the voting changes without the need for the EGM and that the Board had decided to move forward with the EGM.
•	On March 16, 2018, Mr. Sanghi reached out to Mr. Feld to request a meeting in-person with both Mr. Waldman and himself. The meeting was subsequently scheduled to take place on April 5, 2018.
•	On March 19, 2018, Starboard issued a press release commenting on Mellanox’s decision to delay the Annual Meeting. Specifically, Starboard expressed its disappointed with the Board for continuing with its plans to hold the EGM in May and significantly delay the Annual Meeting until the last possible day allowed under Israeli law. Starboard further commented that it was disappointed that Mellanox chose not to even engage in discussions with Starboard regarding the proposed framework that Starboard submitted that would have allowed the Company to both hold the Annual Meeting on schedule and concurrently enact the very governance changes that are the purported purpose of the EGM.
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•	On April 5, 2018, Mr. Waldman and Mr. Sanghi met with Mr. Feld and representatives of Starboard in Menlo Park, California. The parties discussed Mellanox and its operations, Mellanox’s 2017 performance and 2018 prospects and the corporate governance proposals to be presented to the shareholders at the EGM.
•	On April 16, 2018, the Board and the compensation committee approved amendments to the existing change in control severance agreements in place for the Company’s executives other than Mr. Waldman and Mr. Shulman.
•	On April 17, 2018, Mellanox issued a press release announcing financial results for the first fiscal quarter of 2018.
•	On April 19, 2018, Mellanox announced that the EGM would be held on May 24, 2018 at the Company’s offices in Tel Aviv, Israel.
•	On April 19, 2018, Mr. Sanghi emailed Mr. Feld noting that Mr. Waldman and Mr. Shulman would be meeting with investors during the week of April 23, 2018 following the announcement of the Company’s financial results for the first fiscal quarter of 2018, and suggesting that the representatives of Mellanox and Starboard meet again following an upcoming meeting of the Board.
•	On April 24, 2018, representatives of Starboard met with Mr. Waldman and Mr. Shulman as part of a series of investor meetings following the announcement of the Company’s financial results for the first fiscal quarter of 2018.
•	On April 24, 2018, Mr. Sanghi returned a telephone call initiated by Mr. Feld regarding Mellanox’s performance.
•	On April 26, 2018, a representative of Credit Suisse had a telephone discussion with Mr. Feld regarding Mellanox’s performance.
•	On May 7, 2018, Mellanox filed its definitive proxy statement with the SEC with respect to the EGM.
•	On May 9, 2018, Mellanox filed its preliminary proxy statement with the SEC with respect to the Annual Meeting.
•	On May 16, 2018, Mr. Feld and representatives of Starboard had a telephone discussion with Messrs. Federman, Sanghi and Waldman to discuss the Board’s views on the business and the engagement between Starboard and Mellanox to date, in addition to certain other matters relating to Board composition.
•	On May 21, 2018, Mr. Feld and representatives of Starboard had a telephone discussion with Mr. Sanghi to discuss Mellanox’s Board composition and its 2018 performance and prospects.

•	On May 24, 2018, shareholders approved amendments to the Company’s amended and restated articles of association (the “Articles”) at the EGM approving the plurality voting standard and the use of a universal proxy card in contested director elections.

•	Also, on May 24, 2018, Mr. Feld and representatives of Starboard met with Messrs. Federman, Padval, Sanghi and Waldman, along with Dan Burch of Mackenzie Partners, Mellanox’s proxy solicitor, to discuss Mellanox’s Board composition and the engagement between Mellanox and Starboard to date.

•	On May 29, 2018, Starboard filed a revised preliminary proxy statement with the SEC with respect to the Annual Meeting.

•	Also, on May 29, 2018, Mr. Feld and representatives of Starboard had a telephone discussion with Messrs. Federman, Padval, Sanghi and Waldman, to discuss Mellanox’s Board composition and its 2018 performance and prospects.

•	On June 1, 2018, Starboard delivered to the Corporate Secretary of Mellanox the consents and information required from each of its Nominees pursuant to Article 39(b) of the Articles in connection with the use of a universal proxy card. Starboard notified Mellanox that, as of June 1, 2018, Starboard was withdrawing its nomination of Mr. Smith for election as a director at the Annual Meeting, thereby reducing its total number of nominees to eight (8) individuals.

•	Also, on June 1, 2018, the Company delivered to Starboard the consents and information required from each of the Company’s eleven (11) director nominees pursuant to Article 39(b) of the Articles in connection with the use of a universal proxy card.

•	On June 3, 2018, Mr. Feld had a telephone discussion with a representative of Credit Suisse to discuss Mellanox’s performance and Board composition.

•	On June 4, 2018, the Company filed a revised preliminary proxy statement with the SEC with respect to the Annual Meeting.

•	Also, on June 4, 2018, Mr. Feld had a telephone discussion with Mr. Sanghi during which they discussed Mellanox’s Board composition and the engagement between Mellanox and Starboard to date.

•	Also, on June 4, 2018, Starboard filed a revised preliminary proxy statement with the SEC with respect to the Annual Meeting.

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REASONS FOR THE SOLICITATION

We believe that change is needed on the Mellanox Board. Prior to our involvement, the current Board had overseen an extended period of poor share price performance during which the Company also lagged its peers in operating performance. Despite overspending on R&D and SG&A, Mellanox struggled to achieve revenue growth even in-line with the peer median. These factors led to significant share price underperformance compared to peers and the semiconductor industry. We further note the extreme magnitude and frequency of insider selling at Mellanox, which intensified following the public disclosure of our involvement, runs counter to the optimistic revenue growth targets set by the Company, and calls into serious question whether the interests of management and the Board are properly aligned with those of shareholders.

We have nominated a slate of eight (8) highly-qualified, diverse, highly-complementary director nominees for election at the Annual Meeting. We believe each and all of these Nominees would serve the best interest of shareholders. We are seeking your support to elect our slate of these eight (8) Nominees. While we strongly recommend the election of all of our Nominees, the universal proxy cards that will be in effect at the Annual Meeting will allow shareholders to support the election of some or all of our Nominees in combination with some or all of the Company’s Nominees. We believe the election of our Nominees will help restore credibility and accountability at Mellanox and help unlock the full potential of the Company’s enviable technology leadership position.

Our Nominees were carefully selected and possess skill sets in areas directly relevant to Mellanox’s business and its current challenges and opportunities.  We believe that our Nominees, if elected, are fully capable of bringing about the much-needed change that is required at Mellanox.

We Are Concerned with the Company’s Poor Share Price and Operational Performance

Mellanox shares significantly underperformed the market, its direct peer group, and the broader semiconductor industry in the five years prior to Starboard’s Schedule 13D filed on November 20, 2017.

Mellanox’s operating margin trails peers significantly despite one of the best gross margin profiles in the industry. This underperformance is troubling and puzzling, given both the strong performance of Mellanox’s peers and the tailwinds provided by the Company’s favorable exposure to many of the most attractive end markets in the industry: high-performance computing, cloud computing, hyperscale data centers, and artificial intelligence.

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We Are Concerned That the Company Has Overspent on R&D and SG&A While Failing to Achieve Acceptable Revenue Growth

The Company has, in our view, engaged in excessive spending on both R&D and SG&A. Over the last twelve months prior to our involvement, Mellanox’s R&D expenditures as a percentage of revenue were 42%, compared to the peer median of 22%. On SG&A, Mellanox spent 24% of revenue versus the peer median of 17%2. It is critical to appreciate that Mellanox was not just slightly worse than peers on these key metrics, it was completely out of line with the peer group.

While Mellanox’s level of R&D spending would be hard to justify under any circumstances, shareholders would expect that level of expense over a multi-year period to at least generate above average revenue growth. However, despite spending among the highest percentage of revenue on R&D in the peer group for a number of years, Mellanox’s organic growth rate for 2017 was the absolute worst of its direct peers and was in fact negative.

2LTM R&D Expense & SG&A Expense as a percent of sales per Capital IQ as of November 17, 2017 and represent GAAP numbers excluding one-time events such as asset impairment.

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Despite these glaring and obvious issues, it seems that until our involvement in Mellanox was publicly disclosed, there was no intention of changing strategy or shifting focus towards a better balance of investing for growth while delivering reasonable profitability. It now appears that, due to external pressures, management and the Board recognize there is an issue and see that Mellanox’s historical pattern of excessive spending without commensurate growth cannot continue. While the new targets for 2018 that were disclosed in December 2017 and updated in January, February, April, and May 2018 are steps in the right direction, we remain concerned that these commitments are merely reactionary and, even if achieved, do not come close to addressing the magnitude of the problem.

Moreover, given Mellanox’s extended history of underperformance and missed expectations, we believe that the Company lacks sufficient credibility to ensure shareholders that it will hit even these targets. Mellanox has unfortunately stood out among its peers by missing consensus expectations on revenue and/or EPS in each of the four quarters prior to our Schedule 13D filing while also repeatedly lowering its revenue guidance and pushing out expectations for new product launches.

Given this troubling pattern of missing expectations, during a time when almost every other semiconductor company repeatedly beat expectations and raised guidance, combined with the prolonged share price and operational underperformance discussed above, how can shareholders have confidence that this time is different?

Although we are encouraged by recent improvements in performance following our involvement, we would note that broader industry trends for the data center, cloud computing, hyperscale, artificial intelligence (AI) and high-performance computing (HPC) end markets have been extremely strong, and Mellanox’s recent growth trajectory has been reflective of these industry tailwinds. While we hope these tailwinds continue, in our view, hoping for extremely strong growth as the sole or primary lever to drive operational and profitability improvements is not a tenable strategy.

Our goal is to ensure that Mellanox has a Board of highly-qualified, independent directors that will hold management accountable to ensure that appropriate levels of profitability are achieved even if revenue trends do not continue as currently forecast. The current Board has not shown an ability to do this, and as explained in greater detail below, Mellanox’s current plans for improved profitability rely almost exclusively on the expectation of extremely strong revenue growth. We believe that Mellanox can both grow quickly and be significantly more profitable, and as shareholders, we need a Board that is focused on striking the right balance between growth and profitability and committed to holding management accountable.

We Are Concerned That the Recently Announced 2018 Targets Do Not Go far Enough and Rely Too Heavily on Uncertain Revenue Growth

We are concerned that the targets outlined for 2018 are almost solely reliant on revenue growth to drive operating margin expansion. As shown in the table below, when analyzing the new margin targets in the context of the growth expectations Mellanox most recently provided, it appears that margin targets for 2018 do not actually imply a meaningful reduction in operating expenses. For example, if Mellanox grows 2018 revenue to the midpoint of the Company’s guidance range, and achieves the targeted 68-69% gross margin, the Company would achieve a greater than 22% operating margin simply by keeping expenses flat. Thus, it appears that the 2018 operating margin target of 23-24% for 2018 implies that operating expenses will decrease by even less than the $26-28 million in expenses that will naturally go away with the shutdown of the 1550nm Silicon Photonics project. Based on the Company’s historical failures to achieve stated revenue growth objectives, we believe there is material risk to this plan given its heavy reliance on revenue growth as the primary lever to drive operating margin improvements.

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Further, even if the new financial targets for 2018 are achieved, Mellanox would still be expected to be below the peer median level in terms of operating margins.

We Are Concerned with the Troubling Pattern of Insider Selling by Management and the Board and Question Whether their Interests Are Properly Aligned with Those of Shareholders

Since the Company’s IPO in 2007, there have been 380 sales3 of shares by the current management team and Board, equating to approximately $130 million in proceeds. Over that period, there has been just a single open market purchase. In fact, no director or member of senior management has purchased a single share in the open market since 2013. The selling has not been limited to one or two individuals, but rather is a widespread issue among company executives and directors.

3This figure is based on BamSEC categorizations, which generally group multiple transactions reported on a single Form 4 as a single event, even when said Form 4 includes multiple transactions. If each individual transaction were counted separately, this number would be significantly higher than 380.

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Perhaps most concerning is that this pattern of insider selling not only continued, but even intensified following management’s release of full year guidance in December 2017, which marked the first time Mellanox has ever provided annual guidance. In just the eight weeks between that announcement and our letter on February 5, 2018 highlighting the troubling pattern of insider selling, members of management and the Board sold more than $4.3 million worth of shares. Over the past several months, management has strongly and repeatedly expressed confidence about the Company’s future outlook and published new financial targets for 2018 and 2019 that indicate that management expects a significant inflection point in both growth and profitability in the near future. But these statements are undermined, in our view, by the repeated pattern of stock sales by the Board and key members of management. In fact, even after our letter highlighted this concern, management and the board continued to sell shares, with 4 additional insider sales disclosed in less than a month after the release of our letter and still not a single open market purchase.

We also believe shareholders have long had concerns with the level of stock-based compensation at the Company, especially given Mellanox’s long-term underperformance in terms of both operating results and share price. High stock-based compensation is not always a problem. For high-performing, well-governed companies, high stock-based compensation is often the result of, and reward for, excellent performance and the achievement of long-term target metrics. Unfortunately, this has not been the case at Mellanox. In the three years prior to our Schedule 13D filed on November 20, 2017, Mellanox had by far the lowest TSR in its peer group. Despite this underperformance, it had among the highest levels of stock-based compensation, as illustrated below.

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It would be one thing if, at the very least, management and the Board held on to the vast majority of their equity grants in order to increase their alignment with shareholders. But the Board and management team’s longstanding pattern of selling shares soon after they vest suggests management and the Board are more interested in cash payouts than the Company’s stock, which brings into question the wisdom and effectiveness of Mellanox’s industry-high stock-based compensation program. In fact, as shown below, share ownership among executives and the Board has steadily and rapidly declined since the Company’s IPO.

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Shareholders Deserve a Board That Holds Management Accountable for Years of Poor Operating Performance, Misalignment with Shareholders and Ineffective Execution of Strategy

As such, we believe that substantial change is required and warranted on the Board in order to provide the objectivity and perspective to make difficult decisions without the burden of attachment to past practices, the skills and experience to drive Mellanox to achieve best-in-class performance, and the willingness to hold management accountable in the event that Mellanox’s long-term results do not live up to the Company’s new, loftier expectations. With these changes, we believe Mellanox can truly become a leader in the industry across technology innovation, operational execution, and financial performance.

WE BELIEVE THAT ONLY WITH A RECONSTITUTED BOARD CAN MELLANOX RESTORE ITS CREDIBILITY WITH SHAREHOLDERS

Our goal is to create value for the benefit of all shareholders. We believe that Mellanox has the potential to become a best-in-class company. However, despite years of underperformance, Mellanox is now asking shareholders to trust that the Company will execute on its plan to achieve its targets for 2018 – targets that, even if achieved, would still position Mellanox below the peer median in terms of profitability and rely almost exclusively on the expectation of extremely high revenue growth. We believe our continued involvement is critical to ensure that Mellanox has the appropriate oversight to help guide the Company through a transformation that would put it on the right path towards becoming a best-in-class semiconductor company, rather than a company merely hoping to achieve mediocre performance.

We are confident that you will find the team of professionals we are nominating to be incredibly well-qualified to serve as directors of Mellanox. Over the coming weeks and months, we intend to share our detailed views on, and plans for, Mellanox and look forward to engaging with you as we approach the 2018 Annual Meeting.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eleven (11) directors, each with terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our eight (8) Nominees, Mary B. Cranston, Peter A. Feld, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. Each of the Nominees is a citizen of the United States, other than Ms. Makov, who is a citizen of Israel.

Mary B. Cranston, age 70, has served as a director of various companies and non-profit organizations since retiring from her position as the Firm Senior Partner and Chair Emeritus of Pillsbury Winthrop Shaw Pittman LLP, a Global 100 international law firm (“Pillsbury”), in December 2012. Ms. Cranston was the Chair and Chief Executive Officer of Pillsbury from January 1999 until April 2006, and continued to serve as Chair of the firm until December 2006. While at Pillsbury, Ms. Cranston helped drive revenue growth, lead successful mergers, streamline operations, and double profitability and productivity. Ms. Cranston joined Pillsbury as an Associate in 1975 and was promoted to Partner in 1982. Ms. Cranston received the Margaret Brent Award, the ABA's highest award for lifetime achievement to a woman lawyer and was chosen as one of the 100 most influential lawyers in the U.S. by the National Law Journal. Ms. Cranston currently serves as a member of the Board of Directors of each of VISA, Inc. (NYSE: V), a global payments technology company, since October 2007, MyoKardia, Inc. (NASDAQ: MYOK), a precision cardiovascular medicine company, since April 2016, CSAA Insurance Group, one of the top personal lines property and casualty insurance groups, since 2007, The Chemours Company (NYSE: CC), a global chemical company, since July 2015, and Aretec Group, Inc., a network of independent investment advisory firms, since June 2016. Ms. Cranston previously served as a director of each of Juniper Networks, Inc. (NYSE: JNPR), a developer and marketer of networking products, from 2007 to May 2015, International Rectifier, Inc. (formerly NYSE: IRF), a power management technology company, from 2008 until it was acquired by Infineon Technologies AG in January 2015, Exponent, Inc. (NASDAQ: EXPO), a multidisciplinary engineering and scientific consulting firm, from 2010 to May 2014, GrafTech International Ltd. (formerly NYSE: GTI) (later acquired by Brookfield Asset Management), a manufacturer of carbon and graphite products, from 2000 to May 2014 and as lead director from 2007 to May 2014, and Stanford Children’s Hospital and Network, the only health care system in the San Francisco Bay Area exclusively dedicated to pediatric and obstetric care, from 2007 to 2016 and as chair of the board from 2012 to 2016. Ms. Cranston was a recipient of the San Francisco Business Times Outstanding Directors Award 2013, the DirectWomen Sandra Day O’Connor Board Excellence Award 2013, and named to the NACD’s 2014 Directorship 100 List, which recognizes leading corporate directors who significantly impact boardroom practices and performance. She served as Trustee of Standard University from 2000 to 2010 and as Trustee of the San Francisco Ballet from 1996 to 2012. Ms. Cranston has been a director of other non-profit organizations, including Catalyst since 2006 and the Commonwealth Club since 2003 (and as Chair from 2006 to 2009). Ms. Cranston holds a B.A. in Political Science from Stanford University, a Juris Doctorate from Stanford Law School and a Master of Arts in Educational Psychology from the University of California Los Angeles.

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Ms. Cranston is well-qualified to serve on the Board given her extensive leadership experience, including as CEO and Chair at Pillsbury, where she gained a broad understanding of the business and regulation of the financial services industry as well as the management of a global enterprise, together with her significant experience as a director of both public and private companies, including those in the semiconductor and networking industries.

Peter A. Feld, age 39, is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.  From February 2007 to November 2008, he served as a director at Ramius LLC.  Since May 2016, Mr. Feld has served as a member of the Board of Directors of Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions.  Mr. Feld is not standing for re-election to the board of Marvell and will therefore cease to be a director of Marvell as of Marvell’s annual meeting on June 28, 2018. He previously served as a member of the Board of Directors of each of The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA)(n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014, Unwired Planet, Inc. (formerly NASDAQ: UPIP) (n/k/a Great Elm Capital Group, Inc.), an intellectual property company that focused exclusively on the mobile industry, from July 2011 to March 2014 and as Chairman from September 2011 to July 2013, and SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013.  Mr. Feld received a BA in Economics from Tufts University.

Mr. Feld’s extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable asset to the Board.

Jonathan Khazam, age 56, is currently Executive Vice President of Products at Graphcore, a venture-backed start-up developing high-performance hardware accelerators for machine learning.  Previously, Mr. Khazam was Corporate Vice President and General Manager of the Visual and Parallel Computing Group at Intel Corporation (NASDAQ: INTC), a multinational technology company, from 2010 to 2016, where he led a global organization responsible for the development of Intel graphics, including 3D, GPU compute, video, and display technologies, and oversaw the expansion of Intel’s integrated graphics roadmap to higher performance points and new market segments.  From 2005 to 2010, Mr. Khazam served as Vice President and General Manager of the Manageability and Middleware Division at Intel Corporation, an internal start-up focused on value-add manageability and security software products such as Intel Data Center Manager and the lightweight virtualization technology underpinning McAfee DeepSAFE.  From 1999 to 2005, Mr. Khazam was General Manager and then Vice President of Intel Software Development Products, a division he started in 1999 to develop and commercialize award-winning Intel software tools. He joined Intel Corporation in 1991 and held a number of marketing and management roles of increasing responsibility spanning microprocessors, graphics, and software.  Highlights from Mr. Khazam’s Intel Corporation career include winning the prestigious Apple MacBook Pro design to Intel Iris graphics in 2013 and establishing Intel Corporation as the premier provider of software tools for high performance and technical computing. Prior to joining Intel Corporation, Mr. Khazam held marketing and product development positions at EIP Microwave,  a test instrumentation  company, and Hewlett-Packard Company (n/k/a HP Inc.).  In addition, Mr. Khazam previously served on the boards of directors of Integrated Silicon Solution, Inc. (formerly NASDAQ:  ISSI), a global fabless semiconductor company, from 2008 until the company was sold in December 2015 and The Eclipse Foundation, a not-for-profit, member-supported foundation that oversees the Eclipse open development platform for software lifecycle tools and frameworks, from 2004 until 2009. He also served as an Observer to the Board of Directors of Zend Technologies, a leading web infrastructure software company, from 2004 to 2006. Mr. Khazam has a B.S. degree in Electrical Engineering from Cornell University and an MBA from the University of California at Berkeley Haas School of Business.

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Mr. Khazam’s more than 25 years of technology leadership experience, including as a senior executive at Intel Corporation, and proven track record of bringing new technology products to market, driving business growth and inspiring globally distributed teams, together with his public and private board experience, well qualifies him to serve as a director of the Company.

Thomas Lacey, age 60, currently serves on the Board of Directors of DSP Group, Inc. (NASDAQ: DSPG), a leading global provider of wireless chipset solutions for converged communications, a position he has held since May 2012. From June 2017 through December 2017, he served as an advisor to Xperi Corporation (NASDAQ: XPER) (formerly Tessera Holdings Corporation), a technology holding company (“Xperi”). From May 2013 to June 2017, Mr. Lacey served as a director and Chief Executive Officer of Xperi, having transitioned from Interim CEO to CEO in December 2013 (which at that time was known as Tessera Technologies, Inc.). Prior to that, Mr. Lacey served as the Chairman and Chief Executive Officer of Components Direct, a provider of cloud-based product life cycle solutions, from May 2011 to April 2013. He previously served on the Board of Directors of International Rectifier Corporation (formerly NYSE: IRF), a leader in power management technology, from May 2008 until it was acquired by Infineon Technologies AG in January 2015. From February 2010 to February 2011, Mr. Lacey served as the President, Chief Executive Officer and a director of Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a global provider of basic input-output software for personal computers. Prior to joining Phoenix Technologies Ltd., Mr. Lacey was the Corporate Vice President and General Manager of the SunFabTM Thin Film Solar Products group of Applied Materials, Inc. (NASDAQ: AMAT), from September 2009 to February 2010. Mr. Lacey previously served as President of the Components Division at Flextronics International Ltd. (n/k/a Flex Ltd.)(NASDAQ: FLEX)(“Flextronics”), from 2006 to 2007. Mr. Lacey joined Flextronics in connection with the sale to Flextronics of International Display Works, Inc. (formerly NASDAQ: IDWK), where Mr. Lacey had served as Chairman, President and Chief Executive Officer from 2004 to 2006. Prior to that, Mr. Lacey held various management and executive positions at Intel Corporation (NASDAQ: INTC) for 13 years, including Vice President, Sales and Marketing, President of Intel Americas, and Vice President and General Manager, Flash Products. Mr. Lacey holds a Bachelor of Arts degree in Computer Science from the University of California, Berkeley, and Masters of Business Administration degree from the Leavy School of Business at Santa Clara University.

Mr. Lacey’s extensive experience as a senior executive and director of public companies in both the United States and Israel, including in the semiconductor and electronic manufacturing services industries, will enable him to provide valuable contributions to the Board.

Efrat Makov, age 50, served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. She also previously served as the Chief Financial Officer of Aladdin Knowledge Systems, Ltd. (formerly NASDAQ; TASE: ALDN) (n/k/a Safenet, Inc.), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, most recently as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. She served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (n/k/a Ellomay Capital), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov currently serves as a director of BioLight Life Sciences Ltd. (TASE: BOLT) (formerly Bio Light Israeli Life Sciences Investments Ltd.), an emerging global ophthalmic company, a position she has held since April 2011. She previously served as a director at IOPtima, Ltd., a developer of minimally-invasive surgical ophthalmic devices, from May 2011 to December 2015. Ms. Makov is an Israel and U.S. Certified Public Accountant. She holds a B.A. in Accounting and Economics from Tel Aviv University.

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Ms. Makov’s extensive leadership experience, including as a senior executive at several publicly-traded technology companies, together with her extensive expertise in both U.S. and Israeli accounting, well qualifies her to serve as a member of the Board.

Jon A. Olson, age 64, currently serves as an advisor to HomeUnion, Inc., a leading online investment management platform dedicated to the residential real estate market, a position he has held since August 2016. Mr. Olson previously served as the Chief Financial Officer of Xilinx, Inc. (NASDAQ: XLNX), a leading provider of programmable semiconductor platforms (“Xilinx”), from June 2005 until his retirement in May 2016, where he helped drive improved gross margins, corporate profitability and increased return of cash to shareholders, and was voted CFO of the year by the Silicon Valley Business Journal in 2010. While serving as CFO, he also held a variety of other senior management positions at Xilinx, including most recently as Executive Vice President from May 2014 to July 2016 and prior to that, as Senior Vice President, Finance from August 2006 to May 2014 and Vice President, Finance from June 2005 to August 2006. Prior to joining Xilinx, Mr. Olson spent more than 25 years at Intel Corporation (NASDAQ: INTC), a multinational technology company, serving in a variety of positions from 1979 to 2005, including as Vice President, Finance and Enterprise Services, and Director of Finance. Mr. Olson also previously served as a member of the Board of Directors of InvenSense, Inc. (formerly NYSE: INVN), a leading provider of MEMS sensor platforms, from October 2011 until it was acquired by TDK Corporation in May 2017. Mr. Olson holds a B.S. in Accounting from Indiana University Bloomington and an M.B.A. in Finance from Santa Clara University.

Mr. Olson’s more than 30 years of experience in senior roles of financial responsibility in the semiconductor industry, including as CFO of Xilinx, together with his track record of growing profitable businesses and his experience at various semiconductor and technology companies, well qualifies him to serve as a member of the Board.

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Jorge L. Titinger, age 57, has served as the Principal and Founder of Titinger Consulting, a private consulting and advisory service provider focusing on strategy development and execution, board governance, operational transformations and culture changes, since November 2016. From February 2012 until the completion of its acquisition by Hewlett Packard Enterprise Company in November 2016, Mr. Titinger served as the President, Chief Executive Officer and a director of Silicon Graphics International Corp. (formerly NASDAQ: SGI), a global leader in high performance computing. Prior to that, from 2008 to 2011, Mr. Titinger held multiple positions with Verigy Ltd. (formerly NASDAQ: VRGY), a leading provider of advanced automated test systems and solutions to the semiconductor industry, including serving as its President, Chief Executive Officer, Chief Operations Officer and a director. Mr. Titinger served as Senior Vice President and General Manager of the Product Business Groups at FormFactor, Inc. (NASDAQ: FORM), a leading provider of test and measurement solutions, from 2007 to 2008. Prior to that, he held a number of senior management positions at KLA-Tencor Corporation (NASDAQ: KLAC), a leading supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries (“KLA”), from 2002 to 2007, including as Senior Vice President of Global Operations and Chief Manufacturing Officer. Mr. Titinger’s professional experience also includes prior positions with Applied Materials, Inc. (NASDAQ: AMAT), the global leader in materials engineering solutions for the semiconductor, flat panel display and solar photovoltaic (PV) industries (1998-2002); Insync Systems, Inc., a gas delivery systems manufacturer (1995-1998); NeTpower, Inc., a high-performance computer workstations and servers manufacturer (1992-1995); MIPS Computer Systems, Inc., a semiconductor design company that was acquired by Silicon Graphics, Inc. (1989-1992); and Hewlett-Packard Company (NYSE: HPQ) (n/k/a HP Inc.), a leading global provider of products, technologies, software, solutions and services (1985-1989). Mr. Titinger serves as a director of each of Xcerra Corporation (NASDAQ: XCRA), a global provider of test and handling capital equipment, interface products, test fixtures and related services to the semiconductor and electronics manufacturing industries, since August 2012; CalAmp Corp. (NASDAQ: CAMP), a telematics pioneer leading transformation in the connected vehicle and Industrial Internet of Machines marketplace, since June 2015; Hercules Capital, Inc. (NYSE: HTGC), a specialty finance company focused on providing senior secured loans to high-growth, innovative venture capital-backed companies, since December 2017; and Transtech Glass Investment Ltd., a specialty glass company for the transportation market, since March 2017. He previously served as a director of Electroglas, Inc. (formerly NASDAQ: EGLS), a supplier of semiconductor manufacturing equipment and software to the global semiconductor industry, from 2008 to 2009. Mr. Titinger also served as a director of Therma-Wave, Inc. (formerly NASDAQ: TWAV) following its acquisition by, and integration into, KLA from 2007 to 2008. Mr. Titinger also currently serves as a director or advisory board member to several non-profit organizations, including Stanford Children’s Hospital, the Hispanic Foundation of Silicon Valley, the Hispanic IT Executive Council and the Silicon Valley Education Foundation. Mr. Titinger was recognized as Chief Executive Officer of the Year for Operational Excellence at the 2013 CEO World Awards. Mr. Titinger holds a B.S. in Electrical Engineering, an M.S. in Electrical Engineering and an M.S. in Engineering Management & Business, each from Stanford University.

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Mr. Titinger’s more than 30 years of leadership experience, including as a senior executive and director of publicly held semiconductor and high performance computing companies, together with his extensive entrepreneurial experience, will make him a valuable addition to the Board.

Gregory Waters, age 57, has served as the President and Chief Executive Officer and a member of the Board of Directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, manufactures, and markets low-power, high-performance analog mixed-signal semiconductor solutions for the advanced communications, computing, and consumer industries, since January 2014. Prior to that, he served as Executive Vice President and General Manager, Front-End Solutions at Skyworks Solutions, Inc. (NASDAQ: SWKS), a manufacturer of semiconductors for use in radio frequency and mobile communications systems (“Skyworks”), from 2006 to December 2012, where he led the company’s wireless businesses to a decisive industry leadership position. From 2003 to 2006, he served in various positions at Skyworks, including as Senior Vice President beginning in 2005, Vice President and General Manager, Cellular Systems beginning in 2004 and Vice President, Linear Products beginning in 2003.  From 2001 until 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems Inc. (formerly NYSE: AGR), an integrated circuit components company (“Agere”), where his responsibilities included M&A and IP licensing and where he played a key role in the company’s successful IPO.  Mr. Waters joined Agere in 1998, having served in various other capacities, including as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Mr. Waters began his career at Texas Instruments Inc. (NASDAQ: TXN), a technology company that designs and manufactures semiconductors and various integrated circuits, and served in a variety of management positions in sales, customer design centers, and product line management. Mr. Waters currently serves on the Board of Directors of Semiconductor Industry Association (SIA), a trade association and lobbying group that represents the United States semiconductor industry. Mr. Waters has a B.S. in Engineering from the University of Vermont and an M.S. in Computer Science from Northeastern University, with a specialization in Artificial Intelligence.

Mr. Waters’ technological expertise and extensive senior management experience in the semiconductor industry, including as the CEO, President and a director at Integrated Device Technology, Inc., makes him well-qualified to serve on the Board.

The principal business address of Ms. Cranston is 2957 Pacific Avenue, San Francisco, California 94115. The principal business address of Mr. Feld is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017. The principal business address of Mr. Khazam is 774 Sunshine Drive, Los Altos, California 94024. The principal business address of Ms. Makov is 118 Derech Hatamar Street, Moshav Ben Shemen 73115 Israel. The principal business address of Mr. Olson is 20000 Bella Vista Avenue, Saratoga, California 95070. The principal business address of Mr. Titinger is 5674 Portrush Court, San Jose, California 95138. The principal business address of Mr. Waters is c/o Integrated Device Technology, Inc., 6024 Silver Creek Valley Road, San Jose, California 95138.

As of the date hereof, Mr. Feld, as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own the 5,466,621 Shares owned in the aggregate by Starboard.

As of the date hereof, Ms. Cranston beneficially owns 223 Shares, which are held by the Mary B. Cranston Revocable Trust UAD 05/12/2009, of which she is the trustee. As of the date hereof, Mr. Khazam beneficially owns 400 Shares, which are held by the Khazam Family Trust, of which he is a co-trustee with his wife. As of the date hereof, Mr. Lacey directly beneficially owns 1,450 Shares. As of the date hereof, Ms. Makov directly beneficially owns 200 Shares. As of the date hereof, Mr. Olson beneficially owns 500 Shares, which are held by the Jon A Olson and Annette L Olson Revocable Trust dated 12/28/1994, of which he is a co-trustee with his wife. As of the date hereof, Mr. Titinger directly beneficially owns 192 Shares. As of the date hereof, Mr. Waters directly beneficially owns 2,500 Shares.

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The Shares purchased by each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters were purchased with personal funds in the open market.

Each of the Nominees has consented to being named as a director nominee for election to the Board in any proxy statement or proxy card relating to the Annual Meeting, including any proxy statement or proxy card distributed by the Company, and to serve if elected.

For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group (as defined below) of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Starboard V&O Fund and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters, pursuant to which Starboard agrees to pay each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters to the Company and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies in favor of each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters’ election as a director at the Annual Meeting. Pursuant to the compensation letter agreements, each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters shall determine, but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the compensation letter agreements, each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On January 17, 2018, Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Papa LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger, Smith, Mitchell, Feld and Waters (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the Group agreed to solicit proxies or written consents for the election of each of Mmes. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

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Starboard believes each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is employed by the Company and accordingly, no nominee is a member of any of the Company’s committees. In considering the independence of the Nominees, Starboard took into consideration certain relationships that certain Nominees have had or currently have with certain directors and/or officers of the Company in connection with their prior and/or current roles at certain companies and/or organizations and determined that none of these relationships would impair the judgment of such Nominees, and, accordingly, that each of the Nominees satisfies the applicable standards of independence applicable to directors of the Company. In addition, with respect to Mr. Feld, Starboard acknowledges the potential conflict of serving concurrently on the Boards of the Company and Marvell Technology Group Ltd. Mr. Feld has chosen not to run for re-election to the board of Marvell and will therefore cease to be a director of Marvell as of Marvell’s annual meeting on June 28, 2018.

Other than as stated herein, and except for compensation received by Mr. Feld as an employee of Starboard, there are no arrangements or understandings between members of Starboard and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

If Starboard is successful in electing at least six (6) of the Nominees at the Annual Meeting, then a change in control of the Board may be deemed to have occurred. Based on a review of the Company’s material contracts and agreements, such a change in control may trigger certain change in control provisions or payments under certain of the Company’s plans and agreements, including its Executive Severance Benefits Agreements with US and Israel executives, the Company’s Second Amended and Restated Global Share Incentive Plan (2006) and the Credit Agreement, dated as of February 22, 2016, among the Company and Mellanox Technologies, Inc., as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto. However, even if it should be determined that electing our Nominees would result in a change of control, we do not believe any potential effects from such a change of control would outweigh the overwhelming benefits from an improved Board.  Of further note, most of the change of control provisions are double-trigger provisions, including the Executive Severance Benefits Agreements, meaning that a change of control in and of itself does not trigger any payments, but rather there would also need to be a termination of the affected employees before any benefits are triggered.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the Shares represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Amended and Restated Articles of Association and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Amended and Restated Articles of Association or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Amended and Restated Articles of Association or applicable law. In any such case, Shares represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Amended and Restated Articles of Association or applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

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While we currently intend to vote all of the Starboard Shares FOR the election of Starboard’s Nominees, we reserve the right to vote the Starboard Shares, up to and at the Annual Meeting, for certain Company nominees and Starboard Nominees, as we see fit, in our sole discretion, in order to seek to achieve a Board composition that we believe is in the best interest of all shareholders.

Since Mellanox has nominated eleven (11) directors for election at the Annual Meeting, and we have nominated only eight (8) director candidates, at least three (3) incumbent directors will be elected to the Board at the Annual Meeting. We may vote some or all of the Starboard Shares for certain of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the Starboard Shares we could help elect the Company nominees who we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. If we decide to vote some or all of the Starboard Shares for some of the Company’s director nominees prior to the date of the Annual Meeting, we will file a statement on Schedule 14A on the same day such determination is made in order to notify shareholders accordingly.  Shareholders should understand, however, that all Shares represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting. Shareholders are permitted to vote for less than eleven (11) nominees on the BLUE proxy card. We believe that the best opportunity for all eight (8) of Starboard’s Nominees to be elected is by voting on the BLUE proxy card only for Starboard’s eight (8) Nominees. Starboard therefore urges shareholders using our BLUE proxy card to vote “FOR” all eight (8) of Starboard’s Nominees and not to vote for any of the Company’s nominees.

In connection with the universal proxy card being used by both Starboard and Mellanox for the election of directors at the Annual Meeting, on July 25, 2018, the Company delivered consents on behalf of each of the Company’s director nominees consenting to (i) be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in the Annual Meeting, and (ii) the disclosure and use by Starboard of the information provided by the Company with respect to such nominee pursuant to the Articles or that is otherwise publicly filed with the SEC with respect to such nominee in any proxy statement, proxy card or other proxy materials used in connection with or relating to the Annual Meeting.

Any information contained in this Proxy Statement regarding the Company or the Company’s director nominees is based on information provided by the Company to Starboard as specified in Items 4(b) and 5(b) of Schedule 14A promulgated under the Exchange Act with respect to each of the Company’s nominees as a participant in the solicitation of proxies by Starboard and the information specified in Items 7(a), (b) and (c) of Schedule 14A, with respect to each of the Company’s director nominees as a director nominee.

Each Company nominee has consented (i) to be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in connection with the Annual Meeting and (ii) to the disclosure and use by Starboard of such information. We have not verified the accuracy of such information.

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The following table sets forth the name, tenure, age and present principal occupation of each of the Company’s eleven (11) director nominees. Additional information concerning participants in the solicitation of proxies associated with the Company is included in Appendix B.

Name	Year Director First Elected	Age	Principal Occupation
Irwin Federman	1999	82	Chairman of the Board of Directors, Mellanox Technologies, Ltd.; Senior Advisor, U.S. Venture Partners
Eyal Waldman	1999	57	President and Chief Executive Officer, Mellanox Technologies, Ltd.
Dov Baharav	2010	67	Chairman of Gilat Satellite Networks Ltd.
Shai Cohen	2015	55	Chief Executive Officer and Co-Founder of Proteantecs Ltd.
Glenda Dorchak	2009	63	Advisor to and board member of technology companies
Amal Johnson	2006	65	Advisor to and board member of technology companies
Umesh Padval	2018	60	Partner, Thomvest Ventures
David Perlmutter	2014	64	Managing General Partner of Eucalyptus Growth Capital
Thomas Riordan	2007	61	Consultant to early stage technology companies
Steve Sanghi	2018	62	President, Chief Executive Officer and Chairman of the Board of Directors of Microchip Technology Incorporated
Thomas Weatherford	2005	71	Advisor to technology companies and former financial executive

Starboard does NOT endorse any of the Company’s director nominees. We urge you not to return any white proxy card sent to you by the Company, even as a protest vote against the Board or management.

WE RECOMMEND AND URGE THAT YOU VOTE “FOR” ALL OF STARBOARD’S NOMINEES USING THE ENCLOSED BLUE PROXY CARD AND THAT YOU NOT VOTE FOR ANY OF THE COMPANY’S DIRECTOR NOMINEES.

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 PROPOSAL NO. 2

APPROVAL OF 2018 PERFORMANCE-BASED CASH INCENTIVE AWARD TO EYAL WALDMAN

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the approval of the 2018 performance-based cash incentive award to Eyal Waldman. A summary of the performance-based cash incentive award to Mr. Waldman is set forth in the Company’s proxy statement.

To conform to the Company’s proxy card, our BLUE proxy card provides that you may indicate whether or not you have a Personal Interest (as defined in the Company’s proxy statement) with regards to Proposal Two by voting on Proposal #2a. A selection of “FOR” confirms that you DO NOT HAVE a Personal Interest and a selection of “AGAINST” confirms that you DO HAVE a Personal Interest. Failure to make a selection will be deemed a confirmation that you DO NOT HAVE a Personal Interest.

If you indicate that you DO HAVE a Personal Interest with regards to this Proposal Two, your vote will NOT be counted with respect to the Personal Interest Condition of this Proposal Two.

You may vote either “FOR” or “AGAINST” this Proposal Two, or you may abstain by voting on the BLUE proxy card on Proposal #2b.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 3

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS AND PERFORMANCE SHARE UNITS TO EYAL WALDMAN

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the approval of the grant of restricted share units and performance share units to Eyal Waldman. A summary of the grant of restricted share units and performance share units to Mr. Waldman is set forth in the Company’s proxy statement.

To conform to the Company’s proxy card, our BLUE proxy card provides that you may indicate whether or not you have a Personal Interest (as described in the Company’s proxy statement) with regards to Proposal Three by voting on Proposal #3a. A selection of “FOR” confirms that you DO NOT HAVE a Personal Interest and a selection of “AGAINST” confirms that you DO HAVE a Personal Interest. Failure to make a selection will be deemed a confirmation that you DO NOT HAVE a Personal Interest.

If you indicate that you DO HAVE a Personal Interest with regards to this Proposal Three, your vote will NOT be counted with respect to the Personal Interest Condition of this Proposal Three.

You may vote either “FOR” or “AGAINST” this Proposal Three, or you may abstain by voting on the BLUE proxy card on Proposal #3b.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 4

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS (“SAY-ON-PAY-VOTE”) AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION SET FORTH IN THE COMPANY’S PROXY STATEMENT

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers. According to the Company’s proxy statement, this proposal, also known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED.”

According to the Company’s proxy statement, the shareholder vote on the Say-on-Pay Proposal is an advisory vote only, and is not binding on the Company, the Board, or the Compensation Committee.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 5

APPROVAL OF THE MELLANOX TECHNOLOGIES, LTD. THIRD AMENDED AND RESTATED GLOBAL SHARE OPTION INCENTIVE PLAN (2006)

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve the  Mellanox Technologies, Ltd. Third Amended and Restated Global Share Incentive Plan (2006) (the “Third Restated Plan”), which constitutes an amendment and restatement of the Mellanox Technologies, Ltd. Second Amended and Restated Global Share Incentive Plan (2006) and its appendices. A summary of the Third Restated Plan and the material terms are set forth in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 6

APPROVAL OF CASH COMPENSATION AND THE VESTING OF ADDITIONAL RESTRICTED SHARE UNITS PREVIOUSLY GRANTED TO EACH OF STEVE SANGHI AND UMESH PADVAL

Under Israeli law, the terms of service of the members of the board of directors of a public company, including their remuneration, require the approval of the holders of a majority of the voting power represented in person or by proxy or written ballot and voting thereon at the first general meeting following the approval of the compensation committee and the board of directors, provided that such compensation is in compliance with the company’s compensation philosophy. Mellanox’s director compensation program for non-employee directors was most recently approved at the Company’s 2017 annual general meeting held on April 25, 2017 (the “Director Compensation Program”), and each director that is elected to the Board by shareholders at a general meeting is entitled to the compensation set forth in the Director Compensation Program.

Messrs. Sanghi and Padval were appointed, in accordance with the Articles, by the Board on February 20, 2018 to fill the two vacancies on our Board and to serve as directors until the Annual Meeting

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve of certain cash compensation and the vesting of additional restricted share units previously granted to each of Steve Sanghi and Umesh Padval. A summary of the of the cash compensation and the vesting of additional restricted share units previously granted to each of Steve Sanghi and Umesh Padval is set forth in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 7

APPROVAL OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION OF AUDIT COMMITTEE DETERMINATION OF REMUNERATION; REVIEW MANAGEMENT’S REPORT ON THE COMPANY’S BUSINESS FOR THE YEAR ENDED DECEMBER 31, 2017; AND REVIEW AND DISCUSSION OF THE COMPANY’S 2017 CONSOLIDATED FINANCIAL STATEMENTS

As discussed in further detail in the Company’s proxy statement, the Board has appointed Kost Forer Gabbay & Kasierer, the Israel-based member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. The Company is submitting the appointment of Kost Forer Gabbay & Kasierer, the Israel-based member of Ernst & Young Global for ratification of the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF KOST FORER GABBAY & KASIERER AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2018 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

Also, according to the Company’s proxy statement,  shareholders are invited to review management’s report on the Company’s business for the year ended December 31, 2017 and in accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the Company’s 2017 consolidated financial statements, and questions regarding the financial statements may be addressed to the Company or to its auditors. According to the Company’s proxy statement, the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, including the Company’s 2017 consolidated financial statements, excluding exhibits, accompanies the Company’s proxy statement and is available at https://www.stockholderdocs.com/mlnx.

According to the Company’s proxy statement, shareholders may have a printed copy of the Company’s Annual Report on Form 10-K, for the year ended December 31, 2017, as amended, mailed to them without charge, except for exhibits to such report, by writing to the Company at: Investor Relations, c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085. Exhibits to the Annual Report on Form 10-K, as amended, are available upon written request, as directed above, and payment of a reasonable fee, which is limited to the Company’s expenses in furnishing the requested exhibit.

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VOTING AND PROXY PROCEDURES

Each outstanding ordinary share entitles the holder thereof to one vote on each matter considered at the Annual Meeting. Shareholders are not entitled to cumulate their votes in the election of directors or with respect to any other matter submitted to a vote of the shareholders pursuant to this proxy statement.

Shareholders who appoint a proxyholder to vote on their behalf as provided in the enclosed BLUE proxy card or voting instruction form and who do not provide instructions concerning any matter subject to a vote at the Annual Meeting, will have their Shares voted “FOR” ALL of Starboard’s Nominees, “AGAINST” the approval of the 2018 performance-based cash incentive award to Mr. Waldman, “AGAINST” the approval of the grant of restricted share units and performance share units to Mr. Waldman, “AGAINST” the approval, on an advisory basis, of the compensation of the Company’s named executive officers, “AGAINST” the approval of the Third Restated Plan and increase in Shares reserved for issuance thereunder, “FOR” the approval of cash compensation and the vesting of additional restricted share units previously granted to each of Mr. Sanghi and Mr. Padval, and “FOR” the appointment of EY Israel and the authorization of the audit committee to determine its fiscal 2018 remuneration.

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, Starboard believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

While we currently intend to vote all of the Starboard Shares “FOR” the election of Starboard’s Nominees, we reserve the right to vote the Starboard Shares, up to and at the Annual Meeting, for certain Company nominees and Starboard Nominees, as we see fit, in our sole discretion, in order to seek to achieve a Board composition that we believe is in the best interest of all shareholders.

Since Mellanox has nominated eleven (11) directors for election at the Annual Meeting, and we have nominated only eight (8) director candidates, at least three (3) incumbent directors will be elected to the Board at the Annual Meeting. We may vote some or all of the Starboard Shares for certain of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the Starboard Shares we could help elect the Company nominees who we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. If we decide to vote some or all of the Starboard Shares for some of the Company’s director nominees prior to the date of the Annual Meeting, we will file a statement on Schedule 14A on the same day such determination is made in order to notify shareholders accordingly.  Shareholders should understand, however, that all Shares represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting. Shareholders are permitted to vote for less than eleven (11) nominees on the BLUE proxy card. We believe that the best opportunity for all eight (8) of Starboard’s Nominees to be elected is by voting on the BLUE proxy card only for Starboard’s eight (8) Nominees. Starboard therefore urges shareholders using our BLUE proxy card to vote “FOR” all eight (8) of Starboard’s Nominees and not to vote for any of the Company’s nominees.

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QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

The presence at the meeting, in person or represented by proxy or by voting instruction form, of at least two shareholders holding at least 33 1/3% of the Shares issued and outstanding on the Record Date and entitled to vote at the meeting will constitute a quorum for the transaction of business.

According to the Company’s proxy statement, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned for one week, to August 1, 2018 at the same hour and place, without any notification to shareholders. If a quorum is not present at the adjourned date of the meeting on August 1, 2018, within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present at the meeting on the adjourned date of August 1, 2018 will constitute a quorum.

If you return a proxy card that indicates an abstention from voting on all matters, the Shares represented by your proxy will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will NOT be counted in tabulating the voting result for any particular proposal.

Under the rules that govern brokers that have record ownership of the Shares that are held in street name for their clients, who are the beneficial owners of the Shares, brokers have the discretion to vote such Shares on routine matters. All matters to be voted on at the Annual Meeting are considered to be non-routine matters on which brokers do not have discretion to vote, including: (i) the election of directors, (ii) the approval of the 2018 performance-based cash incentive award to Mr. Waldman, (iii) the grant of restricted share units and performance share units to Mr. Waldman, (iv) the advisory vote to approve the compensation of the Company’s named executive officers, (v) the approval of the Company’s Third Restated Plan and increase in Shares reserved for issuance thereunder, (vi) the approval of cash compensation and the vesting of additional restricted share units previously granted to each of Mr. Sanghi and Mr. Padval, and (vii) the appointment of EY Israel as the Company’s independent registered accounting firm for fiscal 2018. We encourage you to provide instructions to your broker regarding the voting of your Shares; otherwise, if you do not provide instructions to your broker regarding how to vote your Shares, then your Shares will NOT be voted on any proposal at the Annual Meeting.

A “broker non-vote” occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Broker non-votes will NOT be counted as present for the purpose of calculating the presence or absence of a quorum for the transaction of business, and will NOT be counted in tabulating the voting result for any proposal.

If any other matter or matters are properly brought before the meeting in accordance with the provisions of the Articles and the Companies Law, the person(s) named as your proxyholder(s), if any, will have the discretion to vote your Shares on the matters in accordance with their best judgment and as they deem advisable.

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VOTES REQUIRED FOR APPROVAL

Election of Directors ─ Because the total number of nominees for election to the Board at the Annual Meeting exceeds the eleven directors to be elected at the Annual Meeting, directors will be elected by a plurality voting standard. The eleven director nominees receiving the largest number of “FOR” votes cast in person or by proxy or written ballot will be elected. You may vote either “FOR” the election of each nominee, or you may withhold your vote. A properly executed proxy marked “withhold” with respect to the election of any nominee will not be voted, although it will be counted for purposes of determining whether there is a quorum present.

If you vote for more than eleven director nominees, none of your votes with respect to the election of directors will be counted. Your proxy card will be treated as if you did not vote for any directors and the proxyholder will NOT vote your Shares for any directors.

Other Proposals ─ The approval of Proposal Two, the 2018 performance-based cash incentive award to Mr. Waldman, which will be tied to the Company’s achievement of pre-established revenue and earnings per share objectives for fiscal 2018 and which will be measured and paid, if earned, in 2019, requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon provided that the Personal Interest Condition is met. You may vote either “FOR” or “AGAINST” this proposal, or you may abstain. A properly executed proxy marked “ABSTAIN” with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval of Proposal Three, the grant of 36,000 restricted share units and 36,000 performance share units, which number can be increased to up to 63,000 Shares for over achievement performance, to Mr. Waldman, requires the approval of the holders of a majority of the voting power represented at the meeting, in person or by proxy or written ballot and voting thereon, provided that the Personal Interest Condition is met. You may vote either “FOR” or “AGAINST” this proposal, or you may abstain. A properly executed proxy marked “ABSTAIN” with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval on an advisory basis of Proposal Four, the compensation of the Company’s named executive officers, requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon. You may vote either “FOR” or “AGAINST” this proposal, or you may abstain. A properly executed proxy marked “ABSTAIN” with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval of Proposal Five, the Third Restated Plan and increase in Shares reserved for issuance thereunder, requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon. You may vote either “FOR” or “AGAINST” this proposal, or you may abstain. A properly executed proxy marked “ABSTAIN” with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval of Proposal Six, cash compensation in the amount of $7,520.55 and the vesting of an additional 700 restricted share units previously granted to each of the Company’s directors Mr. Sanghi and Mr. Padval, requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon. You may vote either “FOR” or “AGAINST” this proposal, or you may abstain. A properly executed proxy marked “ABSTAIN” with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

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The approval of Proposal Seven, the appointment of EY Israel and authorization of audit committee determination of their fiscal 2018 remuneration, requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon. You may vote either “FOR” or “AGAINST” this proposal, or you may abstain. A properly executed proxy marked “ABSTAIN” with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

If you sign and submit your BLUE proxy card without specifying how you would like your Shares voted, your Shares will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

REVOCATION OF PROXIES

You may change your vote or revoke your proxy at any time prior to the vote at the meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date, which automatically revokes the earlier proxy, by providing a written notice of revocation to the Company’s corporate secretary prior to your Shares being voted or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If you are a beneficial owner, you may change your vote by submitting a new voting instruction form to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your Shares, by attending the meeting and voting in person. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of at least two shareholders holding at least 33 1⁄3% of the outstanding Shares. Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $600,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi Partners will employ approximately 30 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Starboard. Costs of this solicitation of proxies are currently estimated to be up to approximately $2,000,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Starboard estimates that through the date hereof its expenses in connection with this solicitation are approximately $1,200,000. Starboard intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

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ADDITIONAL PARTICIPANT INFORMATION

The participants in the proxy solicitation are anticipated to be Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Papa LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value GP, Principal Co, Principal GP, Mark R. Mitchell, and the Nominees. The principal business of Starboard V&O Fund, a Cayman Islands exempted company, is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Each of Starboard S LLC, a Delaware limited liability company, Starboard C LP, a Delaware limited partnership, and Starboard Papa LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund, a Delaware limited partnership, is serving as a private investment partnership. Starboard Value LP, a Delaware limited partnership, provides investment advisory and management services and acts as the investment manager of Starboard, Starboard C LP, Starboard Papa LLC, Starboard Leaders Fund and the Starboard Value LP Account and as the manager of Starboard S LLC. The principal business of Starboard Value GP, a Delaware limited liability company, is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co, a Delaware limited partnership, is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP, a Delaware limited liability company, serves as the general partner of Principal Co. Starboard R LP, a Delaware limited partnership, serves as the general partner of Starboard C LP. Starboard R GP, a Delaware limited liability company, serves as the general partner of Starboard R LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and as members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Papa LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value GP, Principal Co, Principal GP and Mr. Mitchell is 830 Third Avenue, 3rd Floor, New York, New York 10022. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

As of the date hereof, Starboard V&O Fund beneficially owns 3,758,713 Shares. As of the date hereof, Starboard S LLC beneficially owned 440,135 Shares. As of the date hereof, Starboard C LP beneficially owned 247,597 Shares. As of the date hereof, Starboard Papa LLC beneficially owned 456,609 Shares. As of the date hereof, 563,567 Shares were held in the Starboard Value LP Account. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 247,597 Shares owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 247,597 Shares owned by Starboard C LP. Starboard Leaders Fund, as a member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC. Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account. Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP. Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account. Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account. Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares beneficially owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC and (v) 563,567 Shares held in the Starboard Value LP Account.

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Starboard V&O Fund previously purchased European-style call options in the over-the-counter market referencing an aggregate of 460,000 Shares, which had a strike price of $25.00 per Share and expired on February 28, 2018. The call options were not exercisable until the expiration date, and accordingly, neither Starboard V&O Fund nor its affiliates had voting or dispositive control over the Shares underlying the call options until and unless exercised on such date. On February 28, 2018, Starboard V&O Fund exercised the call options and thereby acquired 460,000 Shares in the aggregate. Accordingly, Starboard V&O Fund no longer has any exposure to such call options.

Starboard V&O Fund was also previously a party to certain forward purchase contracts with UBS as the counterparty which provided for the purchase of an aggregate of 1,640,000 Shares. The forward purchase contracts provided for physical settlement and had a final valuation date of April 26, 2019, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to UBS of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Until the settlement date, none of the forward purchase contracts gave Starboard V&O Fund or any of its affiliates voting or dispositive control over the Shares to which such contracts related. On December 28, 2017, Starboard V&O Fund exercised the forward purchase contracts and thereby acquired 1,640,000 Shares in the aggregate. Accordingly, Starboard V&O Fund is no longer a party to any forward purchase contracts.

For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and through the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

38

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Starboard is unaware of any other matters to be considered at the Annual Meeting. However, should other matters that Starboard is not aware of a reasonable time before this solicitation be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

SHAREHOLDER PROPOSALS

For a shareholder proposal to be considered for inclusion in the Company’s proxy statement for the 2019 Annual Meeting, the proposal must be in writing and received by the secretary of the Company at the offices of Mellanox Technologies, Ltd., c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, Attention: Corporate Secretary, no later than April 26, 2019, or such proposal will be considered untimely under Rule 14a-8 of the Exchange Act. If the date of the 2019 Annual Meeting is more than 30 days before or 30 days after the anniversary date of the Annual Meeting, the deadline for inclusion of proposals in the Company’s proxy statement will instead be a reasonable time before the Company begins to print and mail its proxy materials. Shareholder proposals must comply with the requirements of Rule 14a-8 of the Exchange Act and any other applicable rules established by the SEC. Proposals of shareholders intended to be presented at the 2019 Annual Meeting without inclusion of such proposals in the Company’s proxy statement relating to such annual general meeting must be received by the Company not later than sixty (60) days and not more than one hundred twenty (120) days before such annual general meeting. Shareholders are also advised to review the Articles, which contain additional requirements with respect to advance notice of shareholder proposals.

Any proposals for director candidates must be in writing, include the name and address of the shareholder who is making the nomination and of the nominee and should be directed to the secretary of the Company at the offices of Mellanox Technologies, Ltd, c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, Attention: Corporate Secretary, or such proposal may not be acknowledged by the Company.

Shareholders will be entitled to submit nominees for election as directors at the 2019 Annual Meeting in accordance with the Articles, as amended by the universal proxy card proposal approved by shareholders at the EGM, ninety (90) days prior to the anniversary date of the Annual Meeting, which will be April 26, 2019 or if the 2019 Annual Meeting is not held within thirty (30) days of the anniversary date of the Annual Meeting, then by the later of sixty (60) days prior to the date of the 2019 Annual Meeting or ten (10) days following and including the day on which public announcement of the date of such 2019 Annual Meeting is first made by the Company, which is required to be at least fifty (50) days prior to the date of such meeting. Each nominating shareholder is required to deliver to the Company, at the time it delivers its notice, (1) the consent of each nominee to (i) be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in such meeting, and (ii) the disclosure and use by the Company and each nominating shareholder of any information provided with respect to such nominee pursuant to the Articles or that is otherwise publicly filed with the SEC with respect to such nominee in any proxy statement, proxy card or other proxy materials used in connection with or relating to the 2019 Annual Meeting; (2) the name and address of such nominating shareholder and each of its nominees for election as a director, a representation that the nominating shareholder is a holder of record of Shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate its nominees for election as director, and a description of all arrangements or understandings between the nominating shareholder and each of its nominees for election as director and any other person or persons pursuant to which the nomination or nominations are made by the nominating shareholder, and all information specified in Items 4(b) and 5(b) of Schedule 14A promulgated under the Exchange Act with respect to each shareholder nominee as a participant in the solicitation of proxies by the Company and the information specified in Items 7(a), (b) and (c) of Schedule 14A, with respect to each shareholder nominee as a director nominee; and (3) information and declarations required to be delivered to the Company under the Companies Law. Shareholders are also advised to review the Articles, which contain additional requirements with respect to shareholder nominees for the Board.

39

If a nominating shareholder has delivered its notice of its intent to nominate shareholders at the 2019 Annual Meeting and the information and consents required by the Articles by the required deadline, the Company will be required to provide with regard to its nominees for election as a director at the 2019 Annual Meeting, (1) the consent of each nominee to (i) be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in such meeting, and (ii) the disclosure and use by the Company and each nominating shareholder of any information provided with respect to such nominee pursuant to the Articles or that is otherwise publicly filed with the SEC with respect to such nominee in any proxy statement, proxy card or other proxy materials used in connection with or relating to the 2019 Annual Meeting and (2) the information required by Items 4(b), 5(b), 7(a), 7(b) and 7(c) of Schedule 14A with respect to its director nominees.

The Company will provide each nominating shareholder with the above information and consents with respect to each director nominated by the Company for election at the 2019 Annual Meeting sixty (60) days prior to the date of the 2019 Annual Meeting, which will be May 26, 2019, or if the 2019 Annual Meeting is not held within thirty (30) days of the anniversary date of the Annual Meeting, then within five (5) days after the last day that shareholders may submit notice of their intent to make a nomination or nominations for the election of directors at such meeting.

The Company will also provide each nominating shareholder with the information and consents regarding director nominees received from any other nominating shareholder within five (5) days from and including the last date for a nominating shareholder to provide such information to the Company with respect to any annual general meeting or any extraordinary general meeting, as described above.

The information set forth above regarding the procedures for submitting shareholder proposals the nomination of director candidates for consideration at the 2019 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

40

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PARTY TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

June __, 2018

41

APPENDIX B

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION OF PROXIES

ASSOCIATED WITH MELLANOX

Under applicable SEC rules and regulations the director candidates nominated by Mellanox (the “Company Nominees”) are deemed to be “participants” with respect to the Starboard’s solicitation of proxies in connection with the Annual Meeting. The following sets forth certain information about those persons.

Any information contained in this Appendix B regarding the Company Nominees is based on information provided by the Company to Starboard as specified in Items 4(b) and 5(b) of Schedule 14A promulgated under the Exchange Act with respect to each of its nominees as a participant in the solicitation of proxies by Starboard and the information specified in Items 7(a), (b) and (c) of Schedule 14A, with respect to each of its nominees as a director nominee, and is subject to the receipt of such information and consents provided by each Company Nominee to Starboard (i) to be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in the Annual Meeting and (ii) to the disclosure and use by Starboard of such information. We have not verified the accuracy of such information.

The Company Nominees are NOT endorsed by Starboard.  Starboard urges you NOT to sign or return the white proxy card sent to you by Mellanox and to disregard any white proxy card and proxy solicitation materials that may be sent to you by Mellanox.

Mellanox Nominees

The following table sets forth the names and business addresses of the Mellanox nominees, as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the directors is carried on.

Name	Principal Occupation	Business Name and Address
Irwin Federman	Chairman of the Board of Directors, Mellanox Technologies, Ltd.; Senior Advisor, U.S. Venture Partners	U.S. Venture Partners 1460 El Camino Real, Suite 100, Menlo Park, California 94025
Eyal Waldman	President and Chief Executive Officer, Mellanox Technologies, Ltd.	c/o Mellanox Technologies, Ltd. Hakidma 26, Ofer Industrial Park Yokneam, Israel 2069200
Dov Baharav	Chairman of Gilat Satellite Networks Ltd.	c/o Mellanox Technologies, Ltd. Hakidma 26, Ofer Industrial Park Yokneam, Israel 2069200
Shai Cohen	Chief Executive Officer and Co-Founder of Proteantecs Ltd.	Proteantecs, Ltd. 2 Pal Yam Avenue, Haifa, Israel 33095
Glenda Dorchak	Advisor to and board member of technology companies	c/o Mellanox Technologies, Ltd. Hakidma 26, Ofer Industrial Park Yokneam, Israel 2069200
Amal Johnson	Advisor to and board member of technology companies	c/o Mellanox Technologies, Ltd. Hakidma 26, Ofer Industrial Park Yokneam, Israel 2069200
Umesh Padval	Partner, Thomvest Ventures	Thomvest Ventures 203 Redwood Shores Pkwy, Suite 680, Redwood City, California 94065
David Perlmutter	Managing General Partner of Eucalyptus Growth Capital	Eucalyptus Growth Capital 38 Habarzel St., Tel Aviv, Israel 6971054
Thomas Riordan	Consultant to early stage technology companies	c/o Mellanox Technologies, Ltd. Hakidma 26, Ofer Industrial Park Yokneam, Israel 2069200
Steve Sanghi	President, Chief Executive Officer and Chairman of the Board of Directors of Microchip Technology Incorporated	Microchip Technology Inc. 2355 West Chandler Blvd., Chandler, Arizona 85224
Thomas Weatherford	Advisor to technology companies and former financial executive	c/o Mellanox Technologies, Ltd. Hakidma 26, Ofer Industrial Park Yokneam, Israel 2069200

B-1

Information Regarding Ownership of the Company’ Securities by the Company Nominees

None of the Company Nominees owns any securities of the Company of record that they do not beneficially own. As of May 1, 2018, the number of securities of the Company beneficially owned by each Company Nominee is set forth in the table below. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days of May 1, 2018. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Options Exercisable within 60 Days	Restricted share Units Vesting or Settled within 60 Days	Shares Beneficially Owned
Eyal Waldman(1)	1,783,750	—	—	1,783,750
Shai Cohen	33,932	—	—	33,932
Thomas J. Riordan	25,200	21,428	—	46,628
Irwin Federman	13,200	—	—	13,200
Amal M. Johnson	28,200	11,428	—	39,628
Glenda Dorchak	12,700	29,142	—	41,842
Thomas Weatherford	10,617	—	—	10,617
David Perlmutter	13,200	45,000	—	58,200
Dov Baharav	7,368	—	—	7,368
Umesh Padval	1,050	—	—	1,050
Steve Sanghi	1,050	—	—	1,050

(1)	Includes 1,426,041 ordinary shares held by Waldo Holdings 2, a general partnership formed pursuant to the laws of Israel, of which Mr. Waldman is a general partner. Mr. Waldman has sole voting and dispositive power over all of these shares.

Information Regarding Transactions in the Company’s Securities by the Participants

The following table sets forth purchases and sales of the Company’s securities during the past two years by each Company Nominee. None of the purchase prices or market values of the securities listed below are represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Company Securities Purchased or Sold Between March 31, 2016 and May 29, 2018

Name and Position	Date	Number of Company Securities Acquired or (Disposed of)	Transaction Description
Irwin Federman	08/18/2017	(600)	Gift of shares
	04/25/2017	4,200	Grant—RSU Award
	05/10/2016	4,500	Grant—RSU Award
	04/26/2016	(25,000)	Sale of shares

Eyal Waldman	02/01/2018	(1,975)	Sale of shares pursuant to Rule 10b5-1 trading plan
	12/29/2017	(2,500)	Exercise of options and purchase and sale of underlying shares pursuant to Rule 10b5-1
	12/28/2017	(2,500)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan

B-2

	12/1/2017	(5,000)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	11/30/2017	(7,500)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	11/21/2017	(2,500)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	11/08/2017	(79,472)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	11/08/2017	(42,300)	Sale of shares pursuant to Rule 10b5-1 trading plan
	08/31/2017	516	Purchase of shares pursuant to Company’s Employee Share Purchase Plan (“ESPP”)
	04/25/2017	90,000	Grant—RSU Award
	03/31/2017	(10,000)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	03/10/2017	(21,400)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	03/10/2017	(1,994)	Sale of shares
	02/23/2017	(100)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	09/30/2016	(28,572)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	08/31/2016	481	Purchase of shares pursuant to Company ESPP
	07/29/2016	(28,576)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	06/30/2016	(22,856)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	05/09/2016	100,000	Grant—RSU Award
	04/29/2016	(17,140)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan

Dov Baharav	11/16/2017	(20,000)	Sale of shares
	10/31/2017	(19,000)	Exercise of options and purchase and sale of underlying shares
	04/25/2017	4,200	Grant—RSU Award
	05/10/2016	4,500	Grant—RSU Award

Shai Cohen	01/24/2018	(35,000)	Sale of shares
	10/30/2017	(50,000)	Sale of shares
	08/01/2017	(37,454)	Sale of shares
	07/31/2017	(12,546)	Sale of shares
	04/25/2017	4,200	Grant—RSU Award
	02/15/2017	(10,000)	Sale of shares

B-3

	12/08/2016	(2,250)	Sale of shares
	06/08/2016	(25,000)	Sale of shares
	05/10/2016	4,500	Grant—RSU Award

Glenda Dorchak	01/04/2018	(5,000)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	01/04/2018	(500)	Sale of shares pursuant to a 10b5-1 trading plan
	11/08/2017	(1,000)	Sale of shares pursuant to a 10b5-1 trading plan
	11/08/2017	(7,000)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	04/25/2017	4,200	Grant—RSU Award
	02/22/2017	(2,000)	Sale of shares
	08/18/2016	(2,000)	Sale of shares
	08/04/2016	(1,500)	Sale of shares
	05/17/2016	(1,500)	Sale of shares
	05/10/2016	4,500	Grant—RSU Award

Alinka Flaminia	05/01/2018	(592)	Sale of shares to satisfy tax withholding on vesting of RSUs
	02/28/2018	133	Purchase of shares pursuant to Company’s ESPP
	02/01/2018	(1,400)	Sale of shares to satisfy tax withholding on vesting of RSUs
	08/31/2017	131	Purchase of shares pursuant to Company’s ESPP
	04/25/2017	3,000	Grant—RSU Award
	11/23/2016	15,000	Grant—RSU Award

Amal Johnson	11/30/2017	(2,857)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	11/08/2017	(5,714)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	04/25/2017	4,200	Grant—RSU Award
	03/10/2017	(2,857)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	09/27/2016	(3,571)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	08/30/2016	(3,571)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	07/26/2016	(3,571)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	06/28/2016	(3,571)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan

B-4

	05/31/2016	(3,571)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan
	05/10/2016	4,500	Grant—RSU Award
	04/26/2016	(3,571)	Exercise of options and purchase and sale of underlying shares pursuant to a Rule 10b5-1 trading plan

Umesh Padval	03/01/2018	4,200	Grant—RSU Award

David Perlmutter	11/08/2017	(5,000)	Exercise of options and purchase and sale of underlying shares
	04/25/2017	4,200	Grant—RSU Award
	05/10/2016	4,500	Grant—RSU Award

Thomas Riordan	05/16/2018	10,000	Exercise of options and purchase of underlying shares
	10/31/2017	(1,000)	Sale of shares
	04/25/2017	4,200	Grant—RSU Award
	11/29/2016	(150)	Gift of shares
	11/29/2016	(250)	Gift of shares
	11/29/2016	(200)	Gift of shares
	06/03/2016	(1,000)	Sale of shares
	05/10/2016	4,500	Grant—RSU Award

Steve Sanghi	03/01/2018	4,200	Grant—RSU Award

Thomas Weatherford	11/17/2017	(2,250)	Sale of shares
	4/25/2017	4,200	Grant—RSU Award
	03/01/2017	(5,000)	Sale of shares
	07/26/2016	(4,500)	Sale of shares
	05/10/2016	4,500	Grant—RSU Award

Miscellaneous Information Concerning Mellanox Nominees

No Company Nominee or any of their respective associates or affiliates is either a party to any transaction or series of transactions since January 1, 2017, or has knowledge of any current proposed transaction or series of proposed transactions to which the Company or any of its subsidiaries was or is to be a participant in which the amount involved exceeds $120,000 and in which any Company Nominee or its affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described herein, (1) no Company Nominee or any of their respective associates or affiliates, directly or indirectly, beneficially owns any securities of the Company, any parent of the Company or any subsidiary of the Company, and (2) no Company Nominee or any of their respective associates or affiliates owns any securities of the Company of record but not beneficially.

No Company Nominee or any of their respective associates or affiliates has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

There are no contracts, arrangements or understandings by any Company Nominee or any of their respective associates or affiliates, since March 31, 2017, with any person with respect to any securities of the Company, including but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Each Company Nominee has an interest as a nominee for election as director as proposed in Proposal One of the Company’s proxy statement for the Annual Meeting. Eyal Waldman has an interest in proposed payments to be made to him in Proposals Two and Three of the Company’s proxy statement for the Annual Meeting. Eyal Waldman is an employee of Mellanox and will be eligible to participate in the Mellanox Technologies, Ltd. Third Amended and Restated Global Share Incentive Plan (2006), which is proposed to be approved by the Company’s shareholders in Proposal Three of the Company’s proxy statement for the Annual Meeting. Except as described herein, no Company Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

B-5

Excluding any director or executive officer of the Company acting solely in that capacity, no person who is a party to an arrangement or understanding pursuant to which a Company Nominee is proposed to be elected has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

During the past 10 years, no Company Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

There are no material proceedings to which the Company Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Each Company Nominee has consented to being named as a director nominee for election to the Board in any proxy statement or proxy card relating to the Annual Meeting, including any proxy statement or proxy card distributed by Starboard, and to serve if elected. Except as otherwise set forth herein, there are no arrangements or understandings between each Company Nominee and either the Company or any other person or persons pursuant to which such Company Nominee was or is to be selected as a director or nominee.

There are no family relationships among any of the Company’s directors, Company Nominees, executive officers or persons chosen by the Company to become an executive officer.

With respect to each Company Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K under the Exchange Act occurred during the past 10 years.

Section 16(a) of the Exchange Act requires directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file initial reports of ownership and reports of changes in ownership with the SEC and the Nasdaq Stock Market (“Nasdaq”). Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms received with respect to the fiscal year 2017, the Company believes that all Company Nominees have complied with the reporting requirements of Section 16(a).

The Company’s Corporate Governance Guidelines require that the Board be comprised of a majority of directors who qualify as independent directors as required under the rules of Nasdaq. The Board has determined that each Company Nominee other than Mr. Waldman, the Company’s president and CEO, and Mr. Cohen, the Company’s former chief operating officer, is independent under the director independence standards of Nasdaq. Each Company Nominee who is a member of the Company’s audit committee is independent within the meaning of the independent director standards of Nasdaq and the SEC. Each Company Nominee who is a member of the Company’s compensation committee is independent under the applicable rules and regulations of the SEC, Nasdaq and the U.S. Internal Revenue Code. Each Company Nominee who is a member of the Company’s nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and Nasdaq.

B-6

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Ordinary Shares	4,895	10/24/2017
Purchase of Ordinary Shares	4,894	10/24/2017
Purchase of Ordinary Shares	5,063	10/24/2017
Purchase of Ordinary Shares	5,063	10/24/2017
Purchase of Ordinary Shares	148,237	10/24/2017
Purchase of Ordinary Shares	148,237	10/24/2017
Purchase of Ordinary Shares	1,280	10/24/2017
Purchase of Ordinary Shares	1,280	10/24/2017
Purchase of Ordinary Shares	9,797	10/24/2017
Purchase of Ordinary Shares	9,797	10/24/2017
Purchase of Ordinary Shares	21,461	10/24/2017
Purchase of Ordinary Shares	21,460	10/24/2017
Purchase of Ordinary Shares	489	10/25/2017
Purchase of Ordinary Shares	490	10/25/2017
Purchase of Ordinary Shares	11,366	10/25/2017
Purchase of Ordinary Shares	11,366	10/25/2017
Purchase of Ordinary Shares	8,703	10/25/2017
Purchase of Ordinary Shares	8,703	10/25/2017
Purchase of Ordinary Shares	38,403	10/25/2017
Purchase of Ordinary Shares	38,403	10/25/2017
Purchase of Ordinary Shares	64,005	10/25/2017
Purchase of Ordinary Shares	64,005	10/25/2017
Purchase of Ordinary Shares	12,057	10/25/2017
Purchase of Ordinary Shares	12,058	10/25/2017
Purchase of Ordinary Shares	13,314	10/26/2017
Purchase of Ordinary Shares	13,314	10/26/2017
Purchase of Ordinary Shares	15,813	10/26/2017
Purchase of Ordinary Shares	15,813	10/26/2017
Purchase of Ordinary Shares	14,458	10/26/2017
Purchase of Ordinary Shares	14,458	10/26/2017
Purchase of Ordinary Shares	13,426	10/26/2017
Purchase of Ordinary Shares	13,426	10/26/2017
Purchase of Ordinary Shares	93,972	10/26/2017
Purchase of Ordinary Shares	93,972	10/26/2017
Purchase of Ordinary Shares	51,052	10/26/2017
Purchase of Ordinary Shares	51,052	10/26/2017
Purchase of Ordinary Shares	9,413	10/26/2017
Purchase of Ordinary Shares	9,412	10/26/2017
Purchase of Forward Contract	300,000	10/26/2017
Sale of Ordinary Shares	(150,000)	10/26/2017
Sale of Ordinary Shares	(150,000)	10/26/2017

I-1

Purchase of Ordinary Shares	9,074	10/27/2017
Purchase of Ordinary Shares	9,073	10/27/2017
Purchase of Ordinary Shares	66,017	10/27/2017
Purchase of Ordinary Shares	66,017	10/27/2017
Purchase of Ordinary Shares	15,147	10/27/2017
Purchase of Forward Contract	15,147	10/27/2017
Sale of Ordinary Shares	84,289	10/27/2017
Purchase of Ordinary Shares	84,288	10/27/2017
Purchase of Ordinary Shares	5,120	10/30/2017
Purchase of Ordinary Shares	5,121	10/30/2017
Purchase of Ordinary Shares	43,825	10/30/2017
Purchase of Ordinary Shares	43,825	10/30/2017
Purchase of Ordinary Shares	88,477	10/31/2017
Purchase of Ordinary Shares	88,478	10/31/2017
Purchase of Ordinary Shares	18,825	10/31/2017
Purchase of Ordinary Shares	18,825	10/31/2017
Purchase of Ordinary Shares	10,249	11/01/2017
Purchase of Ordinary Shares	10,249	11/01/2017
Purchase of Ordinary Shares	4,731	11/01/2017
Purchase of Ordinary Shares	4,731	11/01/2017
Sale of Ordinary Shares	(150,000)	11/02/2017
Sale of Ordinary Shares	(150,000)	11/02/2017
Purchase of Forward Contract	300,000	11/02/2017
Purchase of Ordinary Shares	24,090	11/02/2017
Purchase of Ordinary Shares	24,090	11/02/2017
Purchase of Ordinary Shares	14,980	11/03/2017
Purchase of Ordinary Shares	14,980	11/03/2017
Sale of Ordinary Shares	(150,000)	11/03/2017
Sale of Ordinary Shares	(150,000)	11/03/2017
Purchase of Forward Contract	300,000	11/03/2017
Purchase of Ordinary Shares	9,400	11/06/2017
Purchase of Ordinary Shares	9,400	11/06/2017
Purchase of Ordinary Shares	9,325	11/06/2017
Purchase of Ordinary Shares	9,325	11/06/2017
Sale of Ordinary Shares	(150,000)	11/06/2017
Sale of Ordinary Shares	(150,000)	11/06/2017
Purchase of Forward Contract	300,000	11/06/2017
Purchase of Ordinary Shares	7,490	11/07/2017
Purchase of Ordinary Shares	7,490	11/07/2017
Sale of Ordinary Shares	(150,000)	11/07/2017
Sale of Ordinary Shares	(150,000)	11/07/2017
Purchase of Forward Contract	300,000	11/07/2017
Purchase of Ordinary Shares	97,557	11/08/2017
Purchase of Ordinary Shares	97,557	11/08/2017
Purchase of Ordinary Shares	75	11/08/2017
Purchase of Ordinary Shares	75	11/08/2017
Purchase of Ordinary Shares	322,407	11/08/2017
Purchase of Ordinary Shares	322,407	11/08/2017
Purchase of Ordinary Shares	8,058	11/08/2017
Purchase of Ordinary Shares	8,058	11/08/2017

I-2

Purchase of Ordinary Shares	124,946	11/08/2017
Purchase of Ordinary Shares	124,946	11/08/2017
Sale of Ordinary Shares	(100,000)	11/08/2017
Sale of Ordinary Shares	(100,000)	11/08/2017
Purchase of Forward Contract	200,000	11/08/2017
Sale of Ordinary Shares	(75,000)	11/09/2017
Sale of Ordinary Shares	(75,000)	11/09/2017
Purchase of Ordinary Shares	187	11/09/2017
Purchase of Ordinary Shares	187	11/09/2017
Purchase of Ordinary Shares	35,984	11/09/2017
Purchase of Ordinary Shares	35,983	11/09/2017
Purchase of Forward Contract	150,000	11/09/2017
Purchase of Ordinary Shares	591	11/09/2017
Purchase of Ordinary Shares	591	11/09/2017
Purchase of Ordinary Shares	217	11/09/2017
Purchase of Ordinary Shares	217	11/09/2017
Purchase of Ordinary Shares	2,523	11/10/2017
Purchase of Ordinary Shares	2,522	11/10/2017
Purchase of Ordinary Shares	24,230	11/10/2017
Purchase of Ordinary Shares	24,230	11/10/2017
Purchase of Ordinary Shares	46,064	11/10/2017
Purchase of Ordinary Shares	46,063	11/10/2017
Sale of Ordinary Shares	(37,500)	11/13/2017
Sale of Ordinary Shares	(37,500)	11/13/2017
Purchase of Forward Contract	75,000	11/13/2017
Purchase of Ordinary Shares	26,215	11/13/2017
Purchase of Ordinary Shares	26,215	11/13/2017
Purchase of Ordinary Shares	16,628	11/13/2017
Purchase of Ordinary Shares	16,628	11/13/2017
Purchase of Ordinary Shares	17,366	11/13/2017
Purchase of Ordinary Shares	17,365	11/13/2017
Purchase of Ordinary Shares	3,883	11/14/2017
Purchase of Ordinary Shares	3,883	11/14/2017
Sale of Ordinary Shares	(50,000)	11/14/2017
Sale of Ordinary Shares	(50,000)	11/14/2017
Purchase of Ordinary Shares	36,437	11/14/2017
Purchase of Ordinary Shares	36,437	11/14/2017
Purchase of Forward Contract	100,000	11/14/2017
Purchase of Ordinary Shares	44,303	11/14/2017
Purchase of Ordinary Shares	44,303	11/14/2017
Purchase of Ordinary Shares	16,681	11/15/2017
Purchase of Ordinary Shares	16,681	11/15/2017
Purchase of Ordinary Shares	48,685	11/15/2017
Purchase of Ordinary Shares	48,685	11/15/2017
Sale of Ordinary Shares	(37,500)	11/15/2017
Sale of Ordinary Shares	(37,500)	11/15/2017
Purchase of Forward Contract	75,000	11/15/2017
Purchase of Ordinary Shares	37	11/16/2017
Purchase of Ordinary Shares	37	11/16/2017
Purchase of Ordinary Shares	3,745	11/16/2017

I-3

Purchase of Ordinary Shares	3,745	11/16/2017
Purchase of Ordinary Shares	8,089	11/16/2017
Purchase of Ordinary Shares	8,089	11/16/2017
Purchase of Ordinary Shares	46,208	11/16/2017
Purchase of Ordinary Shares	46,208	11/16/2017
Sale of Forward Contract	(460,000)	11/16/2017
Purchase of Call Options	460,000*	11/16/2017
Exercise of Forward Contract	1,640,000	12/28/2017
Exercise of Call Options	460,000#	02/28/2018

Starboard Value and Opportunity S LLC

Purchase of Ordinary Shares	1,157	10/24/2017
Purchase of Ordinary Shares	1,197	10/24/2017
Purchase of Ordinary Shares	35,042	10/24/2017
Purchase of Ordinary Shares	303	10/24/2017
Purchase of Ordinary Shares	2,316	10/24/2017
Purchase of Ordinary Shares	5,073	10/24/2017
Purchase of Ordinary Shares	116	10/25/2017
Purchase of Ordinary Shares	2,687	10/25/2017
Purchase of Ordinary Shares	2,057	10/25/2017
Purchase of Ordinary Shares	9,078	10/25/2017
Purchase of Ordinary Shares	15,130	10/25/2017
Purchase of Ordinary Shares	2,850	10/25/2017
Purchase of Ordinary Shares	3,147	10/26/2017
Purchase of Ordinary Shares	3,738	10/26/2017
Purchase of Ordinary Shares	3,417	10/26/2017
Purchase of Ordinary Shares	3,174	10/26/2017
Purchase of Ordinary Shares	22,214	10/26/2017
Purchase of Ordinary Shares	12,068	10/26/2017
Purchase of Ordinary Shares	2,225	10/26/2017
Purchase of Ordinary Shares	2,145	10/27/2017
Purchase of Ordinary Shares	15,606	10/27/2017
Purchase of Ordinary Shares	3,581	10/27/2017
Purchase of Ordinary Shares	19,925	10/27/2017
Purchase of Ordinary Shares	1,210	10/30/2017
Purchase of Ordinary Shares	10,359	10/30/2017
Purchase of Ordinary Shares	20,915	10/31/2017
Purchase of Ordinary Shares	4,450	10/31/2017
Purchase of Ordinary Shares	2,381	11/01/2017
Purchase of Ordinary Shares	1,099	11/01/2017
Purchase of Ordinary Shares	5,597	11/02/2017
Purchase of Ordinary Shares	3,480	11/03/2017
Purchase of Ordinary Shares	2,184	11/06/2017

*	Represents shares underlying European-style call options purchased in the over-the-counter market. These call options have a strike price of $25.00 per share and expire on February 28, 2018.
#	Represents shares underlying European-style call options that were exercised. These call options had a strike price of $25.00 per share and expired on February 28, 2018.

I-4

Purchase of Ordinary Shares	2,166	11/06/2017
Purchase of Ordinary Shares	1,740	11/07/2017
Purchase of Ordinary Shares	22,664	11/08/2017
Purchase of Ordinary Shares	17	11/08/2017
Purchase of Ordinary Shares	74,898	11/08/2017
Purchase of Ordinary Shares	1,872	11/08/2017
Purchase of Ordinary Shares	29,026	11/08/2017
Purchase of Ordinary Shares	44	11/09/2017
Purchase of Ordinary Shares	8,359	11/09/2017
Purchase of Ordinary Shares	138	11/09/2017
Purchase of Ordinary Shares	51	11/09/2017
Purchase of Ordinary Shares	586	11/10/2017
Purchase of Ordinary Shares	5,629	11/10/2017
Purchase of Ordinary Shares	10,701	11/10/2017
Purchase of Ordinary Shares	6,090	11/13/2017
Purchase of Ordinary Shares	3,863	11/13/2017
Purchase of Ordinary Shares	4,034	11/13/2017
Purchase of Ordinary Shares	902	11/14/2017
Purchase of Ordinary Shares	8,464	11/14/2017
Purchase of Ordinary Shares	10,292	11/14/2017
Purchase of Ordinary Shares	3,875	11/15/2017
Purchase of Ordinary Shares	11,310	11/15/2017
Purchase of Ordinary Shares	9	11/16/2017
Purchase of Ordinary Shares	870	11/16/2017
Purchase of Ordinary Shares	1,879	11/16/2017
Purchase of Ordinary Shares	10,735	11/16/2017

Starboard Value and Opportunity C LP

Purchase of Ordinary Shares	650	10/24/2017
Purchase of Ordinary Shares	673	10/24/2017
Purchase of Ordinary Shares	19,686	10/24/2017
Purchase of Ordinary Shares	170	10/24/2017
Purchase of Ordinary Shares	1,301	10/24/2017
Purchase of Ordinary Shares	2,850	10/24/2017
Purchase of Ordinary Shares	65	10/25/2017
Purchase of Ordinary Shares	1,509	10/25/2017
Purchase of Ordinary Shares	1,156	10/25/2017
Purchase of Ordinary Shares	5,100	10/25/2017
Purchase of Ordinary Shares	8,500	10/25/2017
Purchase of Ordinary Shares	1,601	10/25/2017
Purchase of Ordinary Shares	1,768	10/26/2017
Purchase of Ordinary Shares	2,100	10/26/2017
Purchase of Ordinary Shares	1,920	10/26/2017
Purchase of Ordinary Shares	1,783	10/26/2017
Purchase of Ordinary Shares	12,479	10/26/2017
Purchase of Ordinary Shares	6,780	10/26/2017
Purchase of Ordinary Shares	1,250	10/26/2017
Purchase of Ordinary Shares	1,205	10/27/2017
Purchase of Ordinary Shares	8,767	10/27/2017

I-5

Purchase of Ordinary Shares	2,011	10/27/2017
Purchase of Ordinary Shares	11,194	10/27/2017
Purchase of Ordinary Shares	680	10/30/2017
Purchase of Ordinary Shares	5,820	10/30/2017
Purchase of Ordinary Shares	11,750	10/31/2017
Purchase of Ordinary Shares	2,500	10/31/2017
Purchase of Ordinary Shares	1,341	11/01/2017
Purchase of Ordinary Shares	619	11/01/2017
Purchase of Ordinary Shares	3,152	11/02/2017
Purchase of Ordinary Shares	1,960	11/03/2017
Purchase of Ordinary Shares	1,230	11/06/2017
Purchase of Ordinary Shares	1,220	11/06/2017
Purchase of Ordinary Shares	980	11/07/2017
Purchase of Ordinary Shares	12,764	11/08/2017
Purchase of Ordinary Shares	10	11/08/2017
Purchase of Ordinary Shares	42,184	11/08/2017
Purchase of Ordinary Shares	1,054	11/08/2017
Purchase of Ordinary Shares	16,348	11/08/2017
Purchase of Ordinary Shares	25	11/09/2017
Purchase of Ordinary Shares	4,708	11/09/2017
Purchase of Ordinary Shares	77	11/09/2017
Purchase of Ordinary Shares	28	11/09/2017
Purchase of Ordinary Shares	330	11/10/2017
Purchase of Ordinary Shares	3,170	11/10/2017
Purchase of Ordinary Shares	6,027	11/10/2017
Purchase of Ordinary Shares	3,430	11/13/2017
Purchase of Ordinary Shares	2,175	11/13/2017
Purchase of Ordinary Shares	2,272	11/13/2017
Purchase of Ordinary Shares	508	11/14/2017
Purchase of Ordinary Shares	4,767	11/14/2017
Purchase of Ordinary Shares	5,797	11/14/2017
Purchase of Ordinary Shares	2,182	11/15/2017
Purchase of Ordinary Shares	6,370	11/15/2017
Purchase of Ordinary Shares	5	11/16/2017
Purchase of Ordinary Shares	490	11/16/2017
Purchase of Ordinary Shares	1,059	11/16/2017
Purchase of Ordinary Shares	6,047	11/16/2017

STARBOARD Leaders papa llc

Purchase of Ordinary Shares	975	11/17/2017
Purchase of Ordinary Shares	2,099	11/17/2017
Purchase of Ordinary Shares	120,343	11/17/2017
Purchase of Ordinary Shares	71,745	11/17/2017
Purchase of Ordinary Shares	51,447	11/17/2017
Purchase of Ordinary Shares	50,000	11/20/2017
Purchase of Ordinary Shares	103,612	11/20/2017
Purchase of Ordinary Shares	56,388	11/20/2017

I-6

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Ordinary Shares	1,404	10/24/2017
Purchase of Ordinary Shares	1,452	10/24/2017
Purchase of Ordinary Shares	42,522	10/24/2017
Purchase of Ordinary Shares	367	10/24/2017
Purchase of Ordinary Shares	2,811	10/24/2017
Purchase of Ordinary Shares	6,156	10/24/2017
Purchase of Ordinary Shares	140	10/25/2017
Purchase of Ordinary Shares	3,260	10/25/2017
Purchase of Ordinary Shares	2,497	10/25/2017
Purchase of Ordinary Shares	11,016	10/25/2017
Purchase of Ordinary Shares	18,360	10/25/2017
Purchase of Ordinary Shares	3,459	10/25/2017
Purchase of Ordinary Shares	3,819	10/26/2017
Purchase of Ordinary Shares	4,536	10/26/2017
Purchase of Ordinary Shares	4,147	10/26/2017
Purchase of Ordinary Shares	3,852	10/26/2017
Purchase of Ordinary Shares	26,956	10/26/2017
Purchase of Ordinary Shares	14,645	10/26/2017
Purchase of Ordinary Shares	2,700	10/26/2017
Purchase of Ordinary Shares	2,603	10/27/2017
Purchase of Ordinary Shares	18,937	10/27/2017
Purchase of Ordinary Shares	4,345	10/27/2017
Purchase of Ordinary Shares	24,178	10/27/2017
Purchase of Ordinary Shares	1,469	10/30/2017
Purchase of Ordinary Shares	12,571	10/30/2017
Purchase of Ordinary Shares	25,380	10/31/2017
Purchase of Ordinary Shares	5,400	10/31/2017
Purchase of Ordinary Shares	3,147	11/01/2017
Purchase of Ordinary Shares	1,453	11/01/2017
Purchase of Ordinary Shares	7,398	11/02/2017
Purchase of Ordinary Shares	4,600	11/03/2017
Purchase of Ordinary Shares	2,886	11/06/2017
Purchase of Ordinary Shares	2,864	11/06/2017
Purchase of Ordinary Shares	2,300	11/07/2017
Purchase of Ordinary Shares	29,958	11/08/2017
Purchase of Ordinary Shares	23	11/08/2017
Purchase of Ordinary Shares	99,004	11/08/2017
Purchase of Ordinary Shares	2,475	11/08/2017
Purchase of Ordinary Shares	38,368	11/08/2017
Purchase of Ordinary Shares	57	11/09/2017
Purchase of Ordinary Shares	11,050	11/09/2017
Purchase of Ordinary Shares	182	11/09/2017
Purchase of Ordinary Shares	67	11/09/2017
Purchase of Ordinary Shares	775	11/10/2017
Purchase of Ordinary Shares	7,441	11/10/2017
Purchase of Ordinary Shares	14,145	11/10/2017
Purchase of Ordinary Shares	8,050	11/13/2017
Purchase of Ordinary Shares	5,106	11/13/2017
Purchase of Ordinary Shares	5,333	11/13/2017
Purchase of Ordinary Shares	1,193	11/14/2017

I-7

Purchase of Ordinary Shares	11,189	11/14/2017
Purchase of Ordinary Shares	13,605	11/14/2017
Purchase of Ordinary Shares	5,122	11/15/2017
Purchase of Ordinary Shares	14,950	11/15/2017
Purchase of Ordinary Shares	12	11/16/2017
Purchase of Ordinary Shares	1,150	11/16/2017
Purchase of Ordinary Shares	2,484	11/16/2017
Purchase of Ordinary Shares	14,188	11/16/2017
Purchase of Ordinary Shares	15	11/17/2017
Purchase of Ordinary Shares	34	11/17/2017
Purchase of Ordinary Shares	1,957	11/17/2017
Purchase of Ordinary Shares	1,167	11/17/2017
Purchase of Ordinary Shares	837	11/17/2017

Mary B. Cranston

Purchase of Ordinary Shares	223	01/22/2018

Gregory L. Waters

Purchase of Ordinary Shares	2,500	01/22/2018

Thomas Lacey

Purchase of Ordinary Shares	1,450	01/23/2018

Jonathan Khazam

Purchase of Ordinary Shares	400	01/23/2018

Efrat Makov

Purchase of Ordinary Shares	200	01/25/2018

jon a. olson

Purchase of Ordinary Shares	500	01/29/2018

Jorge L. Titinger

Purchase of Ordinary Shares	192	01/31/2018

I-8

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on ________.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many Shares you own, please give Starboard your proxy FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036 U.S.A.

+ 1 (212) 297-0720 (Main)

+ 1 (888) 785-6707 (Toll-Free)

Email: mellanoxinfo@okapipartners.com

BLUE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2018

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
MELLANOX TECHNOLOGIES, LTD.

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

THE BOARD OF DIRECTORS OF MELLANOX TECHNOLOGIES, LTD.
IS NOT SOLICITING THIS PROXY

P   R   O   X   Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all ordinary shares (the “Shares”) of Mellanox Technologies, Ltd. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2018 Annual Meeting of Shareholders of the Company scheduled to be held at the offices of Mellanox Technologies, Ltd. (the “Company” or “Mellanox”), located at 8B Habarzel Street, Tel Aviv, Israel 6971012, on July 25, 2018 at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Time)(including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE STARBOARD DIRECTORS SET FORTH UNDER PROPOSAL 1, “AGAINST” PROPOSAL 2b, “AGAINST” PROPOSAL 3b, “AGAINST” PROPOSAL 4, “AGAINST” PROPOSAL 5, “FOR” PROPOSAL 6 AND “FOR” PROPOSAL 7.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT Shareholders VOTE ”FOR,” AND ONLY FOR, EACH OF STARBOARD’S NOMINEES LISTED BELOW IN PROPOSAL 1. STARBOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSALS 6 AND 7. STARBOARD MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2b, 3b, 4, AND 5.

Election of Directors: You may vote with regards to up to eleven (11) nominees for election as director in total. If you vote with regards to more than eleven (11) nominees for election as director, none of your votes for any nominees will be counted. If you vote with regards to fewer than eleven (11) director nominees, your Shares will be voted with regards to those director nominees selected.

Proposal 1

Starboard Director Nominees:			Mellanox Director Nominees:
S1) Mary B. Cranston	For ☐	Withhold ☐	M1) Dov Baharav	For ☐	Withhold ☐
S2) Peter A. Feld	For ☐	Withhold ☐	M2) Shai Cohen	For ☐	Withhold ☐
S3) Jonathan Khazam	For ☐	Withhold ☐	M3) Glenda Dorchak	For ☐	Withhold ☐
S4) Thomas Lacey	For ☐	Withhold ☐	M4) Irwin Federman	For ☐	Withhold ☐
S5) Efrat Makov	For ☐	Withhold ☐	M5) Amal M. Johnson	For ☐	Withhold ☐
S6) Jon A. Olson	For ☐	Withhold ☐	M6) Umesh Padval	For ☐	Withhold ☐
S7) Jorge L. Titinger	For ☐	Withhold ☐	M7) David Perlmutter	For ☐	Withhold ☐
S8) Gregory Waters	For ☐	Withhold ☐	M8) Thomas Riordan	For ☐	Withhold ☐
			M9) Steve Sanghi	For ☐	Withhold ☐
			M10) Eyal Waldman	For ☐	Withhold ☐
			M11) Thomas Weatherford	For ☐	Withhold ☐

BLUE PROXY CARD

Proposal 2a		Proposal 2b

Do you have a Personal Interest with regards to Proposal 2b?

Note: By selecting FOR I confirm that I DO NOT HAVE a Personal Interest and by selecting AGAINST I confirm I DO HAVE a Personal Interest in voting this proposal.

For ☐	Against ☐	To approve the 2018 performance-based cash incentive award to Eyal Waldman, the Company’s CEO which will be tied to the Company’s achievement of pre-established revenue and earnings per share objectives for fiscal 2018 and which will be measured and paid, if earned, in 2019.	For ☐	Against ☐	Abstain ☐

Proposal 3a		Proposal 3b

Do you have a Personal Interest with regards to Proposal 3b?

Note: By selecting FOR I confirm that I DO NOT HAVE a Personal Interest and by selecting AGAINST I confirm I DO HAVE a Personal Interest in voting this proposal.

For ☐	Against ☐	To approve the grant to Eyal Waldman of 36,000 restricted share units and 36,000 performance share units, which number can be increased to up to 63,000 shares for over achievement of performance objectives under the Third Amended and Restated Global Share Incentive Plan (2006)(the “Third Restated Plan”) if approved by the Company’s shareholders.	For ☐	Against ☐	Abstain ☐

Proposal 4				Proposal 5
To conduct an advisory vote to approve the compensation of the Company’s named executive officers.	For ☐	Against ☐	Abstain ☐	To approve the Third Restated Plan, making certain changes to the terms of the Second Amended and Restated Global Share Incentive Plan (2006) and to increase the number of ordinary shares reserved for issuance under the plan by an additional 2,077,000 shares to 4,467,000 shares.	For ☐	Against ☐	Abstain ☐

BLUE PROXY CARD

Proposal 6				Proposal 7
To approve cash compensation in the amount of $7,520.55 and the vesting of an additional 700 restricted share units previously granted to each of Steve Sanghi and Umesh Padval, as compensation for their services as directors during the period beginning on May 25, 2018 through the date prior to the Annual Meeting, July 24, 2018.	For ☐	Against ☐	Abstain ☐	To appoint Kost Forer Gabbay & Kasierer, the Israel-based member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and to authorize the Company’s audit committee to determine the Company’s accounting firm’s fiscal 2018 remuneration in accordance with the volume and nature of their services.	For ☐	Against ☐	Abstain ☐

DATED: ____________________________

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(Signature)

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(Signature, if held jointly)

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(Title)

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